EXECUTION VERSION

EUROPE
SALE AND PURCHASE AGREEMENT
5 JULY, 2018

Table of Contents

1.	Definitions, Interpretation 6

2.	Sale and Purchase 21

3.	Intentionally Left Blank 22

4.	Purchase Price, Payments 22

5.	Settlement of Inter-Company Relations 24

6.	Closing Statement, Estimated Closing Statement and Adjustment Payments 26

7.	Replacement of Third Party Assurances 29

8.	Closing Conditions 30

9.	Changes to Perimeter 35

10.	Closing, Closing Actions 37

11.	Seller's Warranties 39

12.	Seller's Indemnities 40

13.	Taxes 42

14.	Purchaser's Warranties 56

15.	Intellectual Property, Branding 58

16.	Pre-Closing Covenants 63

17.	Post-Closing Covenants 68

18.	PLC Guarantee 69

19.	Conflict with other Agreements 70

20.	Responsibility after Closing 71

21.	Announcements, Confidentiality 71

22.	Non-Solicit 74

23.	Notices, Agent for Service of Process 75

24.	Whole Agreement, Remedies 78

25.	Miscellaneous 80

26.	Invalidity 81

27.	Governing Law, Jurisdiction 82

Schedules and Annexes

Schedule 1	Target Companies and Ownership Structure
Schedule 2	Financial Line Items
Schedule 3	Apportioning between DivestCo Shares
Schedule 4	Principles of Closing Statement
Schedule 5	Form of (Estimated) Closing Statement
Schedule 6	Closing Actions
Schedule 7	Seller's Warranties
Schedule 8	Remedies and Limitations
Schedule 9	Third Party Assurances Seller's Group
Schedule 10	Target Company Third Party Assurances
Schedule 11	Seller Pre-Closing Steps
Annex A to Schedule 11	ISO Helium Containers

Sale and Purchase Agreement
between

1.	Praxair, Inc., a corporation organised under the laws of Delaware, USA, having its registered address at 10 Riverview Drive, Danbury, Connecticut, CT06810, United States of America,
- herein "Praxair" or "Seller" -

2.	Taiyo Nippon Sanso Corporation, a corporation organised under the laws of Japan, having its registered address at 1-3-26 Koyama, Shinagawa-ku, Tokyo, 142-8558 Japan,
- herein "Purchaser" -
and

3.
Linde Public Limited Company, a public limited company organised under the laws of Ireland, having its business address at The Priestley Centre, 10 Priestley Road, The Surrey Research Park, Guildford, Surrey GU2 7XY, United Kingdom,

- herein "PLC" -
- each of Praxair, Purchaser and PLC herein also referred to individually as a "Party" and collectively as "Parties" -
RECITALS

(A)
Whereas, inter alia, Linde, Praxair and PLC have entered into a business combination agreement as of 1 June 2017, as amended, to effect a strategic combination of the businesses of Linde and Praxair ("BCA" and the transactions contemplated by the BCA the "Business Combination").

(B)
WHEREAS, in connection with the Business Combination, Praxair wishes to procure the sale and transfer of the DivestCos from Local Sellers to Purchaser and Purchaser wishes to acquire the DivestCos from the Local Sellers in each case in accordance with the terms and conditions of this sale and purchase agreement ("Agreement"). The transactions contemplated by this Agreement and the Transaction Documents are referred to as the "Transaction".

(C)	WHEREAS, PLC is willing to guarantee as of the completion of the Business Combination the performance of any obligations which Praxair has under this Agreement.
NOW, THEREFORE, the Parties agree as follows:

1.	Definitions, Interpretation

1.	Definitions
In this Agreement, the following terms shall have the meaning ascribed to them in this clause 1.1. Where there is any inconsistency between the definitions set out in this clause 1.1 and the definitions set out in any other clause or Schedule, then, for the purposes of construing such other clause or Schedule, the definitions set out in such other clause shall prevail.
Accounting Firm has the meaning given in Schedule 4;
Accounts Relief means a Relief which has been taken into account in calculating Working Capital in the Closing Statement;
Acquisition Proposal means any inquiry, offer, proposal or indication of interest (other than this Agreement or any other inquiry, offer, proposal or indication of interest by Purchaser or any of its Affiliates) contemplating, relating to or otherwise involving any acquisition, sale, assignment or transfer of the DivestCo Shares and/or the Business;
Actual Tax Liability has the meaning given in the definition of Tax Liability under clause 1.1;
Adjustment Payment(s) has the meaning given in clause 6.3;
Affiliate means, in respect of any person, any other person directly or indirectly having Control over, or being under the Control of, or being under common Control with the first person;
Agreed Form means, in relation to a document, the form of that document as initialled on or prior to the date of this Agreement for the purpose of identification by or on behalf of Seller and Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of Seller and Purchaser);
Agreement has the meaning given in Recital (B);

Anti-Corruption Laws means applicable laws which prohibit the corrupt making of any offer, any payment or gift, any promise to pay or give, or any authorisation of the payment of any money or giving of anything of value to any official of any Governmental Entity made for the purposes of (i) influencing any act or decision of such official in his official capacity, (ii) inducing such official to do or omit to do any act in violation of the lawful duty of such official, or (iii) securing any improper advantage, in each case, to assist Target Companies or Controlled JVCos in obtaining or retaining business for or with, or directing business to, any person;
Appointment Date has the meaning given in Schedule 4;
Auditors means the auditors for the time being of the relevant Target Company;
BCA has the meaning given in Recital (A);
BCA Clearance Condition has the meaning given in clause 8.1(b);
BCA Commitments has the meaning given in clause 8.2(a);
Business Combination has the meaning given in Recital (A);
Business Day means a day, other than a Saturday or Sunday or public holiday in Tokyo, Japan, New York, NY, USA, Munich, Germany, or London, United Kingdom, on which banks are open in Tokyo, New York, NY, Munich and London for general commercial business;
Business has the meaning given in Schedule 1;
Business Intellectual Property has the meaning given in Schedule 7;
Cash means, in relation to each Target Company, the aggregate of its cash position all as identified by the line items so named in Schedule 2;
Claim means any claim by Purchaser under or in connection with this Agreement or any other Transaction Document (other than the Product Supply Agreements and the Transitional Services Agreements), excluding a Tax Claim;
Closing means closing of the sale and purchase of the DivestCo Shares in accordance with the provisions of this Agreement;
Closing Actions means the obligations of Seller and Purchaser pursuant to clause 10.3;

Closing Conditions has the meaning given in clause 8.1;
Closing Date has the meaning given in clause 10.1;
Closing Statement has the meaning given in clause 6.1;
Combined Carve Out Financial Statements means the carve out combined financial statements (balance sheet, p&l, comprehensive income, cash flow statement and notes) of the Business as of 31 December 2016 and 31 December 2017 and for the years-ended 31 December 2015, 31 December 2016 and 31 December 2017, which have been prepared under US-GAAP in force at the date of such financial statements and audited by PricewaterhouseCoopers, and as of and for the quarters ended 31 March 2017 and 31 March 2018 which have been reviewed by PricewaterhouseCoopers;
Confidentiality Agreement has the meaning given in clause 21.2(a);
Control means, in respect of another person, if a controlling person (a) owns, directly or indirectly, more than 50% of the share capital of the person, or (b) has the power to cast or control more than 50% of the maximum number of votes that may be cast at a general meeting of the person, or (c) otherwise possesses, directly or indirectly, the power to determine the composition of the majority of, or the outcome of decisions on financial or operating policies by, the board of directors or any other governing authority of the controlled person, and the terms "Controlling" and "Controlled" shall be construed accordingly;
Controlled JVCo means any JVCo Controlled by Seller or any other member of Seller's Group;
Costs means charges, costs (including reasonable legal costs) and expenses, in each case of any nature whatsoever;
Damages Payment has the meaning given in Schedule 8;
Data Protection Legislation means all international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil and criminal law) which are in force and binding on the date of this Agreement, to the extent that they relate to personal data, personal information, data protection and privacy in any jurisdiction, including Regulation (EU) 2016/679 (General Data Protection Regulation) and its predecessor legislation;
Data Room means the Planet VDR online data room hosted by the provider Merrill Corporation as at July 2, 2018, 4:19 pm British Summer Time, comprising the documents made available by Seller to Purchaser, the content of which is recorded on two identical and change-resistant USB flash drives prepared by Merrill Corporation and is listed in the data room index attached to the Disclosure Letter;
Deferred Taxes has the meaning ascribed to such term in ASC 740 "Income Taxes";
Designated Purchaser has the meaning given in clause 10.5;
Disclosed has the meaning given in Schedule 8;
Disclosure Letter means the letter from Seller to Purchaser executed and delivered immediately before the execution of this Agreement;
DivestCo Shares has the meaning given in clause 2.1;
DivestCo Subsidiaries has the meaning given in Schedule 1;
DivestCos has the meaning given in Schedule 1;
Employees means persons employed by the relevant Target Companies under a contract of employment on the date hereof together with those that join the Target Companies after the date hereof but prior to the Financial Closing Date, but excluding those that have ceased to be employed by any Target Company prior to the Financial Closing Date;
Enterprise Purchase Price has the meaning given in clause 4.1;
Environment means all or any of the following: air, water, soil, soil gas, land, biota, buildings and installations;
Environmental Laws means all applicable international, European Union, national, state, federal, regional or local laws (including common law, statute law, civil and criminal law) which are in force and binding as of the date hereof and relating to Environmental Matters;
Environmental Licence means any permit, licence, authorisation, consent, exemption, registration, certificate, notification or other approval required in relation to the occupation or use of any of the Properties or to the operations of any of the Target Companies by any Environmental Law;
Environmental Matters means any of the following:
(a)    pollution, contamination or protection of the Environment;

(b)
the production, generation, manufacture, processing, handling, presence, use (including as a building material), treatment, supply, sale, purchase, transport, disposal, release, spillage, discharge, leak, emission, leaching or migration of Hazardous Materials or waste;

(c)	exposure of any human or any other living organism to Hazardous Materials or waste or other matters relating to human health and safety;
Environmental Warranties means the Warranties contained in paragraph 1.14 of Schedule 7;
Environmental Warranty Claim means any Warranty Claim of Purchaser for breach of the Environmental Warranties;
Estimated Closing Statement has the meaning given in clause 6.2;
Exchange Rate means, with respect to a particular currency for a particular day, the rate of exchange for that currency into EUR on such date as published by Reuters in respect of that currency for such date;
Excess Recovery has the meaning given in Schedule 8;
Final Inter-Company Payment Amount has the meaning given in clause 5.4;
Final Purchase Price has the meaning given in clause 4.1;
Financial Closing Date has the meaning given in clause 10.1 provided that references to the Financial Closing Date shall be references to a moment in time not taking into account the economic effects of any Closing Actions;
Financial Debt means in relation to each Target Company the aggregate of its borrowings and non-trading indebtedness position, all as identified by the line items so named in Schedule 2;
Fundamental Warranty Claim means any Warranty Claim of Purchaser for breach of any of the Fundamental Warranties;
Fundamental Warranties means the Warranties contained in paragraphs 1.1(a), 1.1(b), 1.1(f), 1.1(g), 1.1(i), 1.1(j) (Corporate Authorisations) and 1.11(a) and 1.11(b) (Insolvency) of Schedule 7;
Further Divestment has the meaning given in clause 9.1 and Further Divestments shall be construed accordingly;

Governmental Entity means any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union;
Hazardous Material means any wastes, pollutants, contaminants, chemicals, or substances or preparations, or any other natural or artificial substances (whether solid, liquid or gaseous) that are defined, listed or otherwise regulated by any Governmental Entity or by an Environmental Law (whether specifically or generally) as hazardous, toxic, pollutant or contaminant, or are otherwise capable of causing harm to the Environment;
Income, Profits or Gains means any income, profits, gains and any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed;
Initial Inter-Company Payment Amount has the meaning given in clause 5.5;
Initial Purchase Price has the meaning given in clause 4.2;
Intellectual Property Rights means patents, trademarks, service marks, business names, company names, trade names, logos, get-up, URLs, domain names, rights in designs, copyrights (including rights in computer software), ancillary copyrights, and use rights in copyrighted works;
Inter-Company Payables means in relation to each Target Company the aggregate of its financial indebtedness payables to any member of Seller's Group including any accrued and unpaid interest thereon identified by the line items so named in Schedule 2, but excluding Trade Payables;
Inter-Company Receivables means, in relation to each Target Company, the aggregate of its financial indebtedness receivables from any member of Seller's Group including any accrued and unpaid interest thereon identified by the line items so named in Schedule 2, but excluding Trade Receivables;
Inventory means the aggregate amount of inventory of each Target Company identified by the line items so named in Schedule 2 in each case net of reserves for excess and obsolescence and in accordance with US-GAAP as in effect at the Financial Closing Date;
IP Agreement means the executed or Agreed Form (as the case may be) intellectual property agreement with Praxair;

IT Systems means the computer and telecommunication hardware systems, networks, servers, PCs or other peripheral equipment used by the Target Companies;
JVCos has the meaning given in Schedule 1;
Key Employees means an Employee who was grade 13 or above as at Closing;
Known has the meaning given in Schedule 8;
Linde means Linde Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organised under the laws of the Federal Republic of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany under registration number HRB 169850, having its registered address (Geschäftsanschrift) at Klosterhofstraße 1, 80331 Munich, Germany;
Local Transfer Agreements means the sale and purchase agreements to be entered into by the relevant Local Seller and Purchaser and/or Designated Purchaser, in the Agreed Form;
Local Sellers has the meaning given in Schedule 1;
Long-Stop Date has the meaning given in clause 8.2(a);
Material Agreement means:

(a)
any agreement between any Target Company on the one hand and a customer or supplier on the other hand for the provision of products or services by or to any of the Target Companies with annual expenditures or annual revenues in excess of two million (2,000,000) EUR;

(b)
any agreement under which any Target Company has sold or disposed of any company or business where it remains subject to any liability (whether contingent or otherwise) which exceeds, or is likely to exceed, two million (2,000,000) EUR; and

(c)	any agreement which is a partnership or profit (or loss) sharing agreement to which a Target Company or Controlled JVCo is a party, which relates to the Business;

(d)
any agreement to which any Target Company is a party which is not in the ordinary course of business or is not on arm's length terms and which, in each case, has a contractual volume (revenue, expenditure, consideration etc.) in excess of five million (5,000,000) EUR in the aggregate or per year; or

(e)
any agreement to which a Target Company or Controlled JVCo is a party which restricts or is likely to restrict any Target Company or Controlled JVCo's freedom to carry on the whole, or any part, of the Business in a country in which the Business is not currently conducted.

Material Litigation has the meaning given in Schedule 7;
Names has the meaning given in the definition of Seller's Trademarks under clause 1.1;
NoxBox Agreement means the agreement documenting the NoxBox Heads of Terms;
NoxBox Heads of Terms means the heads of terms in respect of a non-exclusive transitional supply agreement with Purchaser in relation to NOxBOX Ltd. medical devices, in the Agreed Form;
Objection Notice has the meaning given in Schedule 4;
Overprovision means the amount by which any liability or provision for a Tax which was taken into account in calculating Working Capital in the Closing Statement turns out to be overstated (except to the extent that any overstatement results (a) from the utilisation of a Purchaser's Relief or (b) from any of the acts, transactions or events, or arises in any of the circumstances, referred to in sub-paragraphs (iii), (iv), (v), (x), (xi), (xii), (xiii) or (xv) of clause 13.2(a) (deeming any reference in such sub-paragraphs to a Tax Liability to be replaced for the purposes of this definition with a reference to an overstatement)), applying the accounting principles set out in Schedule 4;
Party and Parties has the meaning given at the beginning of this Agreement;
Permitted Actions has the meaning given in clause 16.1(a);
Permitted Encumbrances means any and all encumbrances which are (i) for tax, assessments, or governmental charges or levies not yet due and delinquent, (ii) statutory encumbrances of carriers, warehousemen, mechanics and the like arising in the ordinary course of business, (iii) easements, encroachments and other minor imperfections of title of a Property arising in the ordinary course of business, (iv) retention of title provisions, or (v) licences to use Intellectual Property Rights, to the extent arising in the ordinary course of business, in any such case of (i) to (v), to the extent that such encumbrances do not have a material adverse effect on the conduct of the Business;
PLC has the meaning given at the beginning of this Agreement;
PLC Guarantee has the meaning given in clause 18;
Praxair has the meaning given at the beginning of this Agreement;
Post-Closing Relief means any Relief that arises to a Target Company as a result of or in connection with any:

(a)
event that occurred after the Financial Closing Date if and to the extent the underlying Tax is a Tax which is specifically assessed as a result and in respect of such taxable event and not on an on-going basis in respect of a Tax assessment period (e.g., transfer Taxes); or

(b)
period of time ending after the Financial Closing Date (in the case of any Tax based on income, profit, gain, turnover, sales, gross receipts, wage, capital expenditure, expense or any similar Tax base);

Pre-Financial Closing Date Tax Period means any tax assessment period ending on or before the Financial Closing Date;
Primary Person has the meaning given in clause 13.1(b);
Product Supply Agreements means the executed or Agreed Form (as the case may be) product supply agreements relating to the Business;
Properties means land and buildings owned or leased by any Target Company which are material to the Business;
Provider has the meaning given in Schedule 8;
Purchaser has the meaning given at the beginning of this Agreement;
Purchaser Group means Purchaser and its Affiliates from time to time, including the Target Companies and the JVCos from Closing;
Purchaser's Relief means any:

(a)	Accounts Relief;

(b)	Post-Closing Relief; or

(c)	Relief arising to any member of Purchaser's Tax Group (other than the Target Companies) at any time if and to the extent such Relief does not relate to any Tax Liability of Seller's Group;
Purchaser's Representatives has the meaning given in clause 11.3;

Purchaser's Tax Group means Purchaser and any company in the same Tax Group from time to time;
Purchaser's Warranties has the meaning given in clause 14;
Put Option has the meaning given in clause 9.2 and Put Options shall be construed accordingly;
Put Option Exercise Notice has the meaning given in clause 9.3;
Put Option Effective Date has the meaning given in clause 9.4;
Recipient has the meaning given in Schedule 8;
Records has the meaning given in clause 17.1(a);
Regulatory Permit has the meaning given in clause 16.2;
Relevant Tax Return has the meaning given in clause 13.8(c);
Relevant Tax Matter has the meaning given in clause 13.8(a);
Relevant Tax Proceeding has the meaning given in clause 13.8(e);
Relevant Territory means the territories of Germany, Spain, Italy, Belgium, Denmark, France, the Netherlands, Norway, Poland, Portugal, Republic of Ireland, Singapore (but only with respect to DivestCo 3 Subsidiary 4), Sweden and the United Kingdom;
Relief means any relief, loss, allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any Income, Profits or Gains for the purposes of any Tax, or any right to a repayment of or saving of Tax (including any repayment supplement or interest paid by any Tax Authority), and:

(a)	any reference to the use or set-off of a Relief shall be construed accordingly and shall include use or set-off in part; and

(b)
any reference to the loss of a Relief (including the loss of any Accounts Relief, Post-Closing Relief and any other defined Relief) shall include the absence, failure to obtain, non-existence, non-availability, disallowance, withdrawal, claw-back or cancellation of any Relief, or its utilisation or set-off by any person other than a member of Purchaser's Tax Group and shall also include this Relief being available only in a reduced amount and "lost" as it relates to a Relief shall be construed accordingly;
Repeated Warranties means the Fundamental Warranties and the Warranties contained in paragraph 1.2(b)(iii)-(vi) (Financial Matters), 1.5(a) and 1.5(b) (Compliance with Law) and 1.6 (Special Regulatory Matters) of Schedule 7;
Rivoira Indemnity has the meaning given to that term in clause 12.3;
Rivoira Share Swap means the agreement dated 5 December, 2017 and made between Rivoira S.p.A., Siad S.p.A., Rivoira Pharma S.r.l., Praxair Italia S.r.l., Flow Fin S.p.A. and Samac S.r.l.;
Seller has the meaning given at the beginning of this Agreement;
Seller's Images means the images owned or used by any member of Seller's Group;
Seller's Indemnities has the meaning given to that term in clause 12.3;
Seller's Group means Praxair and entities under its Control from time to time, but excluding Target Companies and JVCos;
Seller's Knowledge means the actual knowledge, as at the date of this Agreement of the directors (or members of corporate bodies similar to a board of directors, if any) of the Local Sellers after having made due and careful inquiry with the members of the executive or management board of the relevant Target Company directly held by such Local Seller, and no other knowledge of members of Seller's Group or Seller's Representatives (whether actual or constructive) shall be imputed to Seller for the purposes of the statement concerned;
Seller's Records has the meaning given in clause 17.2(a);
Seller's Representatives has the meaning given in clause 11.3;
Seller's Trademarks means any trademarks, service marks, business names, company names, trade names, logos, get-up, URLs or domain names ("Names") owned or registered by any member of Seller's Group, including any such Names which comprise or include (in whole or in part) any of (or any combination of) the designation "Praxair" or any other designation of any member of Seller's Group, any similar reference to any Names incorporating, relating to, or combining the designation

"Praxair" or any other designation of any member of Seller's Group, any abbreviations thereof and any word or logo which in the reasonable opinion of Seller is similar thereto;
Shared Seller's Images means the Seller's Images used in the Business by any Target Company as of the Closing Date;
Shared Seller's Trademarks means the Seller's Trademarks used in the Business by any Target Company as of the Closing Date;
SPA Clearance Condition has the meaning given in clause 8.1(c);
Spanish Contractor Indemnity has the meaning given to the term in clause 12.1;
Storage Agreements means the agreements documenting the Storage Heads of Terms;
Storage Heads of Terms means the heads of terms in respect of the agreements between Praxair Gas UK Limited and a member of Seller's Group providing for access to Praxair Gas UK Limited's terminal and storage facilities at the Port of Tilbury, Essex, England, Tees Offshore Base Middlesbrough and, when constructed, Warrenpoint Harbour Estate, Warrenpoint, Northern Ireland and any ancillary assets, in the Agreed Form;
Straddle Period has the meaning given in clause 13.6;
Surviving Provisions means clauses 1 (Definitions and Interpretation), 21 (Announcements, Confidentiality), 23 (Notices, Agent for Service of Process), 24 (Whole Agreement), 25 (Miscellaneous), 26 (Invalidity) and 27 (Governing Law, Jurisdiction);
Target Companies has the meaning given in Schedule 1;
Target Working Capital has the meaning given in clause 4.1;
Tax means any form of taxation, levy, duty, charge, tariff, impost, fee, deduction or withholding (including in all cases advance payments of the same) imposed by any Governmental Entity (the "Tax Authority") in any jurisdiction by reference to income, gains, profits, value added, exchange, loans, excise, customs, stamp, transfer, property, capital, use, real estate, sales, payroll, employment, ad valorem, franchise, license, freight, conveyance (including transfer conveyance of real property), documentary, capital gains, gross income, gross receipts or otherwise, in each case together with any related fine, penalty, surcharge or interest imposed by any Tax Authority, in each case (but excluding the reductions of loss carry-forwards, interest carry-forwards and/or Deferred Taxes and deferred Tax assets defined as such under the accounting principles and methodology set out in Schedule 4, except where sub-paragraph (b) or (c) of the definition of Tax Liability applies);
Tax Authority has the meaning given in the definition of Tax under clause 1.1;
Tax Claim means a claim by Purchaser for a payment to be made by Seller to Purchaser pursuant to the covenant at clause 13.1;
Tax Claim Notice has the meaning given in clause 13.2(b);
Tax Fact Book means the document named "Project Planet Tax Fact Book" provided in the Data Room under folder "Transaction Documents", reference 9.1;
Tax Group means those companies treated for the purposes of determining the amount of or liability for or relief from any Tax as being members of the same group of companies or fiscal unity;
Tax Liability means:

(a)
a liability to make an actual payment or increased payment of, or in respect of, or on account of, Tax (including making a payment in settlement of a Tax liability) ("Actual Tax Liability"), in which case the amount of the Tax Liability shall be the amount of the actual payment or increased payment;

(b)
the loss (otherwise than, for the avoidance of doubt, by utilisation or set off) of an Accounts Relief, in which case the amount of the Tax Liability shall be the amount of Tax that would have been saved but for such loss (assuming that each Target Company had used the Relief in full and that, to the extent that there is an Actual Tax Liability as a result of the loss, the Tax would have been charged at the Tax rates applying to that period and, where there is no Actual Tax Liability, the Tax that would have been saved would have been charged at the Tax rates current at Closing) or, where the Relief is a right to repayment of Tax, the amount of the repayment;

(c)
the use or setting off of any Purchaser's Relief in circumstances where, but for such use or setting off, a Target Company would have had an Actual Tax Liability in respect of which Seller would have been liable under clause 13, in which case the amount of the Tax Liability shall be the amount for which Seller would have been liable under clause 13 but for such set-off or utilisation;

Tax Refund means any repayment or reimbursement of any Tax and any supplement or interest thereon paid by any Tax Authority;
Tax Return means any return, declaration, report, claim for refund, notice, form or information relating to any Tax, including any schedule or attachment thereto;
Tax Saving has the meaning given in clause 13.2(a)(ii);
Tax Warranty Claim means any Warranty Claim of Purchaser for breach of the Tax Warranties;
Tax Warranties means the Warranties contained in paragraph 1.17 of Schedule 7;
Third Party Assurances means all guarantees, bonds, sureties, indemnities, counter-indemnities, letters of comfort, letters of credit or any similar assurance given (i) to a third party by a Target Company or JVCo in respect of any obligation of a member of Seller's Group; or (ii) to a third party by a member of Seller's Group in respect of any obligation of a Target Company or JVCo;
Third Party Claim has the meaning given in Schedule 8;
Third Party Indemnity Claim has the meaning given in clause 12.4;
Third Party Right means any right to acquire, option, mortgage, charge, pledge, lien or encumbrance and any agreement or obligation to create any of the foregoing, in each case, other than Permitted Encumbrances;
Third Party Sum has the meaning given in Schedule 8;
Trade Payables means amounts payable in respect of trade creditors by a Target Company all as identified in the line items named as Working Capital or NWC in Schedule 2;
Trade Receivables means amounts receivable in respect of trade debtors of a Target Company all as identified in the line items named as Working Capital or NWC in Schedule 2;
Transaction has the meaning given in Recital (B);
Transaction Documents means this Agreement, the Local Transfer Agreements, the Disclosure Letter, the Transitional Services Agreements, the IP Agreement, the Product Supply Agreements and any other documents required under this Agreement whether executed, in Agreed Form or yet to be finalised;

Transitional Services Agreements means the executed or Agreed Form (as the case may be) transitional services agreements in respect of the provision of certain transitional services (i) by members of Seller's Group for the benefit of Target Companies and JVCos in relation to the Business and / or (ii) by the Target Companies for the benefit of members of Seller's Group in relation to the business of members of Seller's Group;
Uerdingen Indemnity has the meaning given to that term in clause 12.2;
Unconditional Date has the meaning given in clause 8.4;
US-GAAP means generally accepted accounting principles and practices in the United States of America as in effect from time to time;
VAT means value added Tax as provided for in Council Directive 2006/112/EC or any national legislation implementing the same and any similar sales or turnover Tax;
Venator means Huntsman P&A UK Ltd;
Warranties has the meaning given in clause 11.1(a);
Warranty Claim means any claim of Purchaser for breach of a Warranty (excluding, for the avoidance of doubt, any Tax Claims);
Working Capital or NWC means, in relation to each Target Company, the aggregate amount of Inventory plus Trade Receivables minus Trade Payables plus Tax assets minus Tax liabilities, all as identified by the line items so named in Schedule 2; and
Working Hours means (i) 9.30 a.m. to 5.30 p.m. London time on a Business Day when the term refers to delivery or receipt of any notices and (ii) 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day in any other case such term is used herein.

2.	Interpretation
In this Agreement, unless the context otherwise requires:

(a)
references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)
references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)
references to "EUR" are references to the single currency of the member states of the European Union that have a single currency as their lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

(e)	references to a time of day shall be construed as references to London time unless set out otherwise explicitly herein;

(f)	references to a document shall be construed as references to that document as amended, varied or novated from time to time;

(g)
references to the words "herein", "hereof", "hereto" and "hereunder" and words of similar meaning when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(h)
references to any statute or statutory provision shall, unless stated otherwise herein, be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted; and

(i)
any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3.	Schedules
The Schedules form an integral part of this Agreement and shall be construed and shall have the same force and effect as if expressly set out in the body of this Agreement.

2.	Sale and Purchase

1.	Sales Procurement
Praxair will procure, subject to the terms and conditions of this Agreement, the sale and transfer with effect as from Closing from the relevant Local Sellers to Purchaser and/or Designated Purchasers in the proportions (if any) as set out in Schedule 1, of all the issued shares in the capital of the DivestCos held by the Local Sellers (the "DivestCo Shares").

2.	Purchaser's Purchase Undertaking
Purchaser undertakes, subject to the terms and conditions of this Agreement, to purchase and acquire, directly itself or indirectly through Designated Purchasers the DivestCo Shares, with effect as from Closing.

3.	Scope of Sale and Transfer
The DivestCo Shares, shall be sold and transferred with full title guarantee free from any Third Party Rights and together with all rights attaching to them at Closing including the right to receive all distributions and dividends declared, paid or made in respect of the relevant DivestCo Shares, after Closing.

3.	Intentionally Left Blank

4.	Purchase Price, Payments

1.	Final Purchase Price
The consideration for the purchase of the DivestCo Shares ("Final Purchase Price") shall be the amount in EUR which results from taking five billion (5,000,000,000) EUR ("Enterprise Purchase Price") and:

(a)	subtracting the aggregate of the Financial Debt as at the Financial Closing Date; and

(b)	adding the aggregate of the Cash as at the Financial Closing Date; and

(c)	subtracting the amount, if any, by which the aggregate of the Working Capital as at the Financial Closing Date falls short of the Target Working Capital; or

(d)	adding the amount, if any, by which the aggregate of the Working Capital as at the Financial Closing Date exceeds the Target Working Capital.
The target of the working capital is equal to sixty one million thirty five thousand (61,035,000) EUR ("Target Working Capital").
The Final Purchase Price shall be calculated after Closing by adjusting the Initial Purchase Price in accordance with clause 6.

2.	Initial Purchase Price
At Closing, Purchaser shall pay to Seller the amount in EUR ("Initial Purchase Price") which is equal to the Enterprise Purchase Price adjusted as set out in clause 4.1 by using the estimated amounts set out in the Estimated Closing Statement prepared in accordance with clause 6.
The Initial Purchase Price shall be apportioned between the DivestCo Shares pursuant to clause 4.4.

3.	Adjustment Payments to the Initial Purchase Price
The Initial Purchase Price shall be adjusted following Closing pursuant to clause 6 and on the following basis:

(a)
If a payment is specifically referable to any particular DivestCo Shares (or to any DivestCo or DivestCo Subsidiary), it shall so far as possible adjust the price paid for the relevant DivestCo Shares; or

(b)
otherwise, it shall adjust the price for the DivestCo Shares on a basis pro rata to the allocation thereof in the calculation of the Initial Purchase Price unless Seller and Purchaser agree otherwise both acting reasonably.

4.	Allocation of Purchase Price and Negative Components
The Enterprise Purchase Price and the Target Working Capital shall be apportioned to the DivestCo Shares as set out in Schedule 3.
The adjustments pursuant to clauses 4.1 through 4.3 and 6 shall be allocated to the individual DivestCos as they apply, unless agreed otherwise between the Parties.
If any payment made in satisfaction of a liability under this Agreement, in particular Adjustment Payments, would reduce the price of particular DivestCo Shares to less than one (1) EUR, then such payment or adjustment shall be made on the following basis:

(a)	the price of those particular DivestCo Shares shall be reduced to one (1) EUR; and

(b)	the balance shall adjust the price for the other DivestCo Shares on a pro rata basis unless Seller and Purchaser agree otherwise both acting reasonably.

5.	Settlement of Inter-Company Relations

1.	Efforts to Reduce Inter-Company Payables and Inter-Company Receivables
Prior to Closing and subject to the Permitted Actions, Seller shall use reasonable endeavours to reduce the Inter-Company Payables and Inter-Company Receivables by concentrating and setting off the

Inter-Company Payables and Inter-Company Receivables between members of Seller's Group and the Target Companies, in each case as permitted by applicable law. Seller's Group may also choose to repay or otherwise settle any Inter-Company Receivables.

2.	Termination of Cash Pooling Agreements
Seller shall procure for Seller's Group that no later than one (1) Business Day prior to the Closing Date all cash pooling or inter-company netting arrangements between the Target Companies on the one hand and members of Seller's Group on the other hand are terminated with immediate effect (i) netting and converting any currency applicable to amounts owed under any such agreements other than EUR into EUR by using the Exchange Rate as published on the Business Day preceding the termination of the cash pooling or inter-company netting arrangements and (ii) converting the principal amount of both the remaining Inter-Company Payables and Inter-Company Receivables into a term loan maturing on the Closing Date and carrying fixed interest at a rate prevailing at Seller's Group for such term loans. Seller shall confirm for Seller's Group in writing the fulfilment of this obligation to Purchaser without undue delay following such termination. The balances arising from such termination shall be handled in accordance with clause 5.4 through 5.7.

3.	Termination of Foreign Exchange and Commodity Hedges
All foreign exchange and commodity hedges regarding the Business and concluded by Seller's Group with the Target Companies shall be terminated at market value no later than five (5) Business Days prior to the Closing Date. Such termination shall be effected by first off-setting the prospective consideration to the extent possible and second settling the remaining balance via the respective cash pool prior to its freezing pursuant to clause 5.2.

4.	Final Inter-Company Payment Amount
Seller shall pay to Purchaser on behalf of the relevant members of Seller's Group an amount equal to the Inter-Company Receivables and Purchaser shall pay to Seller on behalf of the Target Companies an amount equal to the Inter-Company Payables, all as at the Financial Closing Date and as shown in the Closing Statement pursuant to clause 6.
Settlement of the aforementioned payments shall occur by way of a net payment equal to the Inter-Company Payables as at Closing minus the Inter-Company Receivables as at Closing ("Final Inter-Company Payment Amount"). If the Final Inter-Company Payment Amount is positive, it shall be added to the Final Purchase Price; and, if it is negative, it shall be deducted from the Final Purchase Price.

5.	Initial Inter-Company Payment Amount
At Closing, the Inter-Company Payables and the Inter-Company Receivables shall be settled in an amount equal to a good faith estimate of the Final Inter-Company Payment Amount established on the basis of the Estimated Closing Statement pursuant to clause 6 ("Initial Inter-Company Payment Amount"). Such settlement shall occur in the same way as set out in clause 5.4, by adding to or deducting from the Initial Purchase Price and making a corresponding payment by Purchaser to Seller at Closing.

6.	Adjustment Payments to the Initial Inter-Company Payment Amount
The Initial Inter-Company Payment Amount shall be adjusted following Closing pursuant to clause 6.

7.	Acknowledgement and Novation

(a)	Seller and Purchaser agree that the settlement of the Inter-Company Payables and Inter-Company Receivables in accordance with the provisions of clauses 5.4 through 5.6 shall:

(i)
constitute a settlement and discharge on behalf of the members of Seller's Group of the Inter-Company Receivables with effect from Closing, which will be acknowledged by the Target Companies at Closing; and

(ii)
constitute a settlement and discharge of the Inter-Company Payables on behalf of the Target Companies with effect from Closing, which will be acknowledged by the relevant members of Seller's Group at Closing.

(b)	With effect from Closing, as a consequence of the settlement on behalf of the respective debtor, by way of novation:

(i)
the respective Target Companies that held the Inter-Company Receivables shall hold against Purchaser a receivable on the same economic terms and conditions as were applicable to the settled Inter-Company Receivable; and

(ii)	the respective Target Companies that owed the Inter-Company Payables shall owe to Purchaser a payable on the same economic terms and conditions as were applicable to the settled Inter-Company Payable.

6.	Closing Statement, Estimated Closing Statement and Adjustment Payments

1.	Closing Statement
Purchaser shall, or shall procure that its accountants shall, after Closing prepare a draft statement showing, as at the Financial Closing Date, the Financial Debt, Cash, Working Capital, Inter-Company

Payables and Inter-Company Receivables of the Target Companies as a whole ("Closing Statement"). The Closing Statement shall set out the calculation of the Final Purchase Price and the Final Inter-Company Payment Amount and be in the form set out in Schedule 5.
Purchaser shall deliver the draft Closing Statement to Seller within sixty (60) Business Days following Closing. The Closing Statement shall be prepared in accordance with the accounting principles and methodology set out in Schedule 4.

2.	Estimated Closing Statement
Following good faith consultation with Purchaser and at least five (5) Business Days prior to Closing, Seller will deliver to Purchaser a summary prepared in good faith estimating the amounts of Financial Debt, Cash and Working Capital as at the Financial Closing Date, as well as the Initial Inter-Company Payment Amount as at the Financial Closing Date pursuant to clause 5.5 ("Estimated Closing Statement"). The Estimated Closing Statement shall be prepared on the same basis as the Closing Statement.

3.	Adjustment Payments
When the Closing Statement has been finalised in accordance with Schedules 4 and 5, Purchaser shall pay to Seller any amount by which the sum of the Final Purchase Price and the Final Inter-Company Payment Amount exceed the sum of the Initial Purchase Price and the Initial Inter-Company Payment Amount or Seller shall pay to Purchaser any amount by which the sum of such final amounts falls short of the sum of such initial amounts, as the case may be (each an "Adjustment Payment", together the "Adjustment Payments").
The relevant due date for any Adjustment Payments shall be twenty (20) Business Days following the date upon which the Closing Statement is finalised in accordance with Schedule 4.

4.	VAT
The Final Purchase Price and the Final Inter-Company Payment Amount are net amounts that do not yet include the amount of any VAT. The Parties assume that the sale and transfer of the DivestCo Shares as well as the settlement measures regarding the Inter-Company Payables and Inter-Company Receivables are either not subject to VAT or exempt from VAT, and no Party shall with respect to any of such transactions waive (or permit any of its Affiliates to waive) any exemption from VAT, and each Party hereby warrants and represents to the other Party that it has not (and none of its Affiliates has) waived any such exemption with respect thereto. To the extent that VAT becomes chargeable on the transfer of the DivestCo Shares Purchaser shall pay to Seller after having received an invoice issued in accordance with applicable VAT laws in cash an amount equal to such VAT in addition to the Final Purchase Price. To the extent that VAT becomes chargeable on the settlement of Inter-Company Payables and Inter-Company Receivables pursuant to clauses 5.4 through 5.7, Purchaser shall pay to Seller after having received an invoice issued in accordance with applicable VAT laws in cash an amount equal to such VAT in addition to the Final Inter-Company Payment Amount, but only if and to the extent Purchaser or any member of Purchaser Group shall be entitled to claim input tax.

5.	Payments under this Agreement
The payments pursuant to this Agreement shall be made in full and without any deduction or withholding of or in respect of any Tax except to the extent required by law. Except as otherwise provided in this Agreement or any other Transaction Document, if such a deduction or withholding of or in respect of any Tax is required by law the payor shall be obliged to gross-up the relevant amount so that the payee receives the amount which (after making any deduction or withholding of or in respect of any Tax) leaves an amount equal to the full payment which would have been due if no such deduction or withholding had been required. If the recipient of any payment (or any person on whose behalf the payment is received) made pursuant to this Agreement (other than the Initial Purchase Price, the Final Purchase Price, any payment made pursuant to clause 5 or any part of any of them) is or will be subject to Tax in respect of the receipt of (or the right to receive) such payment, the payor shall be obliged to gross-up the relevant amount so that the payee (or the person on whose behalf the payment is received) receives and retains the amount which (after taking account of such Tax) will leave it with the full amount which it would have received and retained if it had not been subject to such Tax.
Each Party shall cooperate reasonably and in good faith with the other Party in taking (or procuring that any of its Affiliates takes) any procedural steps (including the completion and filing of treaty claims and supporting documentation) reasonably requested by any other party for the purpose of reducing or avoiding any deduction or withholding referred to in this clause 6.5. No payor shall be obliged under this clause 6.5 to gross-up any payment if and to the extent that the amount of the relevant deduction, withholding or Tax is greater than would have been the case if (a) the payee had complied at all times with its obligations under this clause 6.5 and (b) the payee (and any person on whose behalf the payment is received) had been resident for Tax purposes at all times in (and only in) the jurisdiction stated in the relevant parties clause to this Agreement as being the jurisdiction under whose laws the payee is organised and had not at any time had any permanent establishment or other Taxable presence in any other jurisdiction.
Any payments to be made under this Agreement shall be made in EUR by irrevocable wire transfer of immediately available funds to a bank account in the United States, the United Kingdom or in a member state of the European Union specified in writing by the relevant Party or Parties to the other Party or Parties, provided that such specification has been made at least five (5) Business Days prior to the relevant due date. Any such payment shall be deemed to have been duly made only upon the irrevocable and unconditional crediting of the amount payable (without deduction of any Costs) to the relevant bank account. Any payment made by a Party to the relevant bank account of the other Party or Parties shall have debt-discharging effect (in the amount credited to such bank account).
Any payments to be made by Seller or Purchaser under this Agreement shall be deemed to be made on behalf of, and shall have a discharging effect for, the relevant member of Seller's Group or Purchaser Group, respectively. Any payments made under this Agreement to Seller or Purchaser shall be deemed to be made to, and shall have discharging effect in respect of, the relevant member of Seller's Group or Purchaser Group, respectively.
If a Party defaults in making any payment when due of any sum payable under this Agreement, it shall pay interest on that sum from and including the date on which payment is due until (but excluding) the date of actual payment (after as well as before judgment) at an annual rate of 4.00% above the base rate from time to time of the European Central Bank, which interest shall accrue from day to day and be compounded monthly.
Otherwise than expressly provided in this Agreement, no amount due and payable by one Party to any other Party pursuant to this Agreement shall be set-off against any other amount due and payable or alleged to be due and payable by that other Party to the first Party whether pursuant to this Agreement or otherwise.

7.	Replacement of Third Party Assurances

1.	Release of Seller's Group from Third Party Assurances
Purchaser shall use reasonable endeavours to ensure that at Closing, each member of Seller's Group is released in full from all Third Party Assurances listed in Schedule 9 given by any such member of Seller's Group in respect of obligations of any Target Company or JVCo and that replacements satisfactory to Seller acting reasonably, are put in place. In addition, Purchaser shall use its reasonable endeavours to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance given by any such member of Seller's Group in respect of any obligations of any Target Company or JVCo, each member of Seller's Group is released in full from such Third Party Assurance.
Pending release of any Third Party Assurance referred to in this clause 7.1, Purchaser shall indemnify and hold harmless Seller and each member of Seller's Group from and against any and all claims, actions, proceedings, losses and Costs arising after Closing under or by reason of that Third Party Assurance.

2.	Release of Target Companies and JVCos from Third Party Assurances
Seller shall use reasonable endeavours to ensure that at Closing, each Target Company or JVCo is released in full from all Third Party Assurances listed in Schedule 10 given by any such Target Company or JVCo in respect of obligations of any member of Seller's Group and that replacements satisfactory to Purchaser acting reasonably, are put in place. In addition, Seller shall use its reasonable endeavours to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance given by any such Target Company or JVCo in respect of any obligations of any member of Seller's Group, each Target Company or JVCo is released in full from such Third Party Assurance.
Pending release of any Third Party Assurance referred to in this clause 7.2, Seller shall indemnify and hold harmless Purchaser and its Affiliates from and against any and all claims, actions, proceedings, losses and Costs arising after Closing under or by reason of that Third Party Assurance.

3.	Assistance for Releases
Each of Seller and Purchaser shall provide such assistance as the other may reasonably request in order to comply with this clause 7.

8.	Closing Conditions

1.	Closing Conditions
Closing shall be conditional on the following conditions ("Closing Conditions") having been fulfilled or waived in accordance with this Agreement:

(a)	Completion of the Business Combination having occurred;

(b)
Seller having received confirmation from the European Commission in writing that the European Commission (i) approves Purchaser as a suitable purchaser of the Business or does not object to the identity of Purchaser and (ii) approves the sale of the Target Companies pursuant to this SPA as an adequate remedy to concerns that the Business Combination could impede competition in the EEA (together "BCA Clearance Condition"); and

(c)	The Transaction having received competition approvals or expiry of the statutory waiting periods in the following jurisdictions: EU (EU Commission) and Brazil ("SPA Clearance Condition").

2.	Commitments and Processes regarding Closing Conditions

(a)	Commitments and Process regarding BCA Clearance Condition
While Seller shall have the primary responsibility for obtaining the BCA Clearance Condition, Purchaser shall, and shall procure that, each member of Purchaser Group shall, upon Seller's request, use its best endeavours to cooperate with Seller to satisfy the BCA Clearance Condition to the extent it relates to the Business or Purchaser's acquisition of the Business and the DivestCo Shares as soon as reasonably practicable and in any event no later than 24 October 2018 ("Long-Stop Date").
Such endeavours shall include, if Seller notifies Purchaser, or it becomes reasonably apparent, that according to the European Commission the BCA Clearance Condition can only be met subject to further conditions, obligations or undertakings to the extent they relate to the Business or Purchaser's acquisition of the Business and the DivestCo Shares (the "BCA Commitments"), Purchaser shall promptly offer (and not withdraw) such BCA Commitments to the European Commission as Seller considers reasonably necessary to satisfy by no later than the Long-Stop Date the BCA Clearance Condition. Such BCA Commitments may include, without limitation, any condition, obligation, undertaking or modification or any divestment in any manner whatsoever relating to (i) any undertaking or business, activities or assets that is directly or indirectly controlled (for the purposes of Articles 3(2) and 3(3) of the EU Merger Regulation) by Purchaser; or (ii) any DivestCo Subsidiaries, activities or assets.
Purchaser shall cooperate in good faith with Seller in relation to the satisfaction of the BCA Clearance Condition to the extent it relates to the Business or Purchaser's acquisition of the Business and the DivestCo Shares. Such cooperation shall include (subject to appropriate protection in respect of confidential information) the provision of information, the communication of documents and the submission of arguments in good time for the purpose of making any submissions, notifications, filings to or other communication with any competent Governmental Entity, to the extent that such information and documents are available to Purchaser acting reasonably. If requested by Seller, Purchaser shall assist in any preparatory steps in advance of Seller initiating any discussions with or responding to any requests from any competent Governmental Entity. Purchaser shall also keep Seller fully informed of any material written or oral contact which Purchaser may have with any competent Governmental Entity in relation to the merger clearance process relating to the BCA or the process of obtaining the BCA Clearance Condition (whether instigated by Purchaser or any competent Governmental Entity) unless prohibited from doing so by such Governmental Entities. In this context, Purchaser shall, to the extent legally permitted and reasonably practicable, promptly notify Seller sufficiently in advance of any submission, response or other communication which it proposes to make or submit to any competent Governmental Entity and, to the extent legally permitted and reasonably practicable, at the same time provide Seller with copies of such communication and any supporting documentation or information. For the avoidance of doubt, Purchaser shall also comply with any requirement or request by any monitoring trustee (or similar) appointed in connection with obtaining the BCA Clearance Condition or the SPA Clearance Condition (as set out in clause 8.2(b), below), and shall, to the extent legally permitted and reasonably practicable, keep Seller fully informed of any material written or oral contact Purchaser has with the monitoring trustee (or similar).

(b)	Commitments and Process regarding SPA Clearance Condition
Purchaser shall have the primary responsibility for obtaining the SPA Clearance Condition and shall ensure that the necessary notifications (or a draft thereof, for jurisdictions where submission of a draft prior to formal notification is appropriate) in respect of the SPA Clearance Condition shall be made to the relevant Governmental Entity no later than fifteen (15) Business Days after the date hereof and shall not be withdrawn subsequently unless agreed otherwise by Seller and Purchaser.
Purchaser shall and shall procure that each member of Purchaser Group shall, at Purchaser's Cost, use best endeavours to ensure that the SPA Clearance Condition is fulfilled as soon as reasonably practicable and in any event no later than at the Long-Stop Date.
Such endeavours shall include proposing, negotiating, offering to commit, not withdrawing any offer to commit (unless agreed otherwise by Seller and Purchaser) and agreeing, as soon as possible, in each case where necessary to ensure that the SPA Clearance Condition is satisfied prior to the Long-Stop Date, with a Governmental Entity to effect (and if any proposal or offer is accepted, commit to effect) by agreement, order or otherwise, the sale, divestiture, licence or disposition of any assets or businesses of the Target Companies, Purchaser or any member of Purchaser Group as soon as reasonably practicable.
Purchaser shall, to the extent legally permitted, promptly notify Seller sufficiently in advance of any notification, submission, response or other communication (excluding communications of an administrative nature) which it proposes to make or submit to any competent Governmental Entity and prior to such notification, submission, response or other communication provide, to the extent legally permitted, Seller with copies of such communication and any supporting documentation or information requested by Seller. However, Purchaser shall not be required to provide Seller with any information to the extent that in Purchaser's reasonable assessment such information constitutes or contains confidential information or business secrets of Purchaser Group, and such information shall be provided to Seller's counsel on a counsel-to-counsel basis only. Purchaser undertakes to take into account and reflect any comments which Seller may have in relation to any such notification, submission, communication or response to a request for further information prior to making the relevant notification, submission, communication or response. Purchaser further agrees to keep Seller fully informed as to the material progress of any notification and shall permit Seller or its advisers to attend all meetings and telephone calls with any competent Governmental Entity or other persons or bodies (unless prohibited by the competent Governmental Entity or other person) and to make, to the extent legally permitted, oral submissions at such meetings and in such telephone calls.
Seller shall cooperate in good faith with Purchaser in relation to the satisfaction of the SPA Closing Condition. Such cooperation shall include, (subject to appropriate protection in respect of confidential information) the provision of information, the communication of documents and the submission of arguments in good time for the purpose of making any submissions, notifications, filings to or other communication with any competent Governmental Entity, to the extent that such information and documents are available to Seller acting reasonably. However, to the extent that in Seller's reasonable assessment any information requested by or on behalf of Purchaser constitutes or contains confidential information or business secrets of Seller's Group, such information shall be provided to Purchaser's counsel on a counsel-to-counsel basis, only. If requested by Purchaser, Seller shall assist in any preparatory steps in advance of initiating any discussions with or responding to any requests from any competent Governmental Entity. Seller shall also keep Purchaser fully informed of any material written or oral contact which Seller may have with any competent Governmental Entity in relation to the merger control process to satisfy the SPA Closing Condition (whether instigated by Seller or any competent Governmental Entity). In this context, Seller shall, to the extent legally permitted and reasonably practicable, promptly notify Purchaser sufficiently in advance of any submission, response or other communication which it proposes to make or submit to any competent Governmental Entity and, to the extent legally permitted and reasonably practicable, at the same time provide Purchaser with copies of such communication and any supporting documentation or information. However, Seller shall under no circumstances be required to provide Purchaser, or its counsel, with any information which in Seller's reasonable assessment constitutes or contains confidential information or business secrets of Seller's Group or pertains to any proceedings in relation to the BCA or in relation to any transactions other than the Transaction.

3.	Waiver of Closing Conditions
The Closing Condition set out in clause 8.1(a) may be waived by Seller by giving written notice to Purchaser.

4.	Unconditional Date
Seller and Purchaser shall each notify the other promptly upon becoming aware that (i) any of the Closing Conditions have been fulfilled, or (ii) the satisfaction of any of the Closing Conditions is or has become impossible. The first Business Day by which all Closing Conditions have been fulfilled (or waived in accordance with clause 8.3) is the "Unconditional Date".

5.	Termination
If (i) the Closing Condition in clause 8.1(a) or 8.1(b) has not occurred on or before the Long-Stop Date (or, in case of the Closing Condition in clause 8.1(a), waived) or, (ii) the satisfaction of any of the Closing Conditions has become impossible (such Closing Condition(s) not having been waived), this Agreement may be terminated by Seller and PLC acting jointly. If Closing of this Agreement has not occurred by 1 May, 2019, each of (i) Seller and PLC acting jointly and (ii) Purchaser may terminate this Agreement.

6.	No Solicitation

(a)
Subject to clause 8.6(b) below, Seller shall, and shall procure that Seller's Representatives and Affiliates shall, (i) promptly cease and cause to be terminated any and all existing discussions or negotiations with any persons conducted prior to or on the date of this Agreement in respect of an Acquisition Proposal by such person (ii) not directly or indirectly encourage, solicit, initiate, facilitate, engage in, accept, or continue or conduct discussions or negotiations regarding an Acquisition Proposal or provide any additional information to any person (other than Purchaser and its Affiliates) concerning a possible Acquisition Proposal from such person and (iii) not propose to the European Commission any prospective purchaser for the DivestCo Shares and/or the Business other than Purchaser.

(b)	The obligations of Seller contained in 8.6(a) above shall cease to apply if Purchaser fails to perform any of its material obligations under this Agreement.

7.	No Right of Termination or Rescission

(a)
The Parties agree that, following the date of this Agreement, no Party will have a right (including any right under common law, tort, statute (including under the Misrepresentation Act 1967), equity, or otherwise) to terminate or rescind this Agreement, except (i) in respect of fraud or fraudulent misrepresentation committed by the other Party (provided that Seller and PLC shall be considered to be one party for purposes of this clause 8.6), or (ii) the contractual termination right provided in clause 8.5.

(b)
If this Agreement is terminated by Seller and PLC acting jointly in accordance with clause 8.5 or by any Party in respect of fraud or fraudulent misrepresentation committed by the other Party, (i) any such termination shall have effect for all Parties and (ii) no Party (nor any of their respective Affiliates) shall have any claim under this Agreement of any nature whatsoever against any other Party (or any of their respective Affiliates) except in respect of any rights, liabilities or obligations which have accrued before termination or under any of the Surviving Provisions.

9.	Changes to Perimeter

1.
The parties acknowledge and agree that the European Commission may determine that it is necessary for further divestments of assets or shares directly or indirectly controlled by Seller to be transferred to Purchaser for the BCA Clearance Condition to be satisfied (each a "Further Divestment", together the "Further Divestments").

2.
Purchaser hereby irrevocably grants to Seller an option to require Purchaser (or a Designated Purchaser) to acquire each Further Divestment on the terms and subject to the conditions of this Agreement (each a "Put Option", together the "Put Options"). The consideration for the grant of the

Put Options shall be the payment in cash by Seller to Purchaser of an amount equal to EUR 1, receipt of which is hereby acknowledged by Purchaser.

3.
A Put Option may be exercised by Seller by way of notice in writing to Purchaser sent as soon as reasonably practicable after the date on which the European Commission informs Seller that a Further Divestment is required (a "Put Option Exercise Notice").

4.
A Put Option Exercise Notice shall set out reasonable details of the assets and/or shares comprising the Further Divestment and a date which is no less than five (5) and no more than ten (10) Business Days after the date of the Put Option Exercise Notice on which the Put Option shall become effective ("Put Option Effective Date").

5.
From the Put Option Effective Date, the provisions of this Agreement shall apply to the Further Divestment with such Further Divestment being included in the scope of interests to be transferred from Seller to Purchaser, provided that:

(a)
rights, liabilities, obligations and undertakings under the Agreement shall apply from the Put Option Effective Date in respect of such Further Divestment (not from the date of this Agreement), such that the Warranties shall be given in respect of such Further Divestment on the Put Option Effective Date and disclosures against such Warranties shall be included in a disclosure letter of the same date; and

(b)
the mechanisms contained in the Agreement in relation to purchase price and adjustments to the purchase price, shall not apply to the Further Divestment (the price payable for the Further Divestments being calculated as set out in clause 9.6 below).

6.	At Closing:

(a)	in addition to the payment of the Initial Purchase Price, Purchaser shall pay to Seller an amount equal to the fair market value of the Further Divestments, where:

(i)
the Further Divestment is priced on the basis of turnover, the fair market value shall be calculated by applying the same valuation methodology as Purchaser applied in the final bid submitted by Purchaser on 11 June 2018; and

(ii)	the Further Divestment is not priced on the basis of turnover, the fair market value shall be calculated by reference to an asset valuation report prepared by an independent third party, provided always, in each case, that the aggregate amount payable by Purchaser for all Further Divestments shall not exceed thirty million (30,000,000) EUR;

(b)
if, thirty (30) Business Days prior to Closing, Purchaser and Seller fail to reach agreement on the fair market value of the Further Divestment, the Parties shall refer the matter in dispute to an independent third party expert for determination; and

(c)	Seller shall procure that the interests comprised in the Further Divestments shall be transferred to Purchaser or a Designated Purchaser, in accordance with the terms of this Agreement.

10.	Closing, Closing Actions

1.	Closing Date and Place
Subject to clause 8 and clause 10.2, Closing shall take place at the offices of McDermott Will & Emery UK LLP, 110 Bishopsgate, London, EC2N 4AY, or such other place as Seller and Purchaser may agree in writing:

(a)	on the first Business Day of the calendar month immediately following the Unconditional Date;

(b)	if the Unconditional Date falls less than five (5) Business Days before the first day of such immediately following calendar month, on the first Business Day of the next calendar month; or

(c)	such other day as may be mutually agreed by Seller and Purchaser in writing;
(such day the "Closing Date") provided that in each case the Parties hereby agree that Closing shall be deemed to be effective from 00:00 hours local time in the respective jurisdiction of the respective DivestCo of the first calendar day of the month in which the Closing Date falls (the "Financial Closing Date").

2.	Closing Date and Conditions
Notwithstanding clause 10.1, if a Governmental Entity requires that Closing (or closing of the sale of any of the DivestCo Shares) must be completed on or by a certain date after the Unconditional Date then Closing shall take place on the Business Day immediately prior to such date and such date 00:00 hours local time in the respective jurisdiction shall be the Financial Closing Date.

3.	Closing Actions
At Closing:

(a)	Seller shall perform the actions assigned to it in Schedule 6; and

(b)	Purchaser shall perform the actions assigned to it in Schedule 6,
(the "Closing Actions").

4.	Closing Preparation and Support

Seller and Purchaser shall negotiate in good faith with a view to agreeing before the Closing Date the final form of any Transaction Document which has not been finalised at the date of this Agreement, such agreement not to be unreasonably withheld or delayed.

5.	Designated Purchasers

(a)
Purchaser shall be entitled to designate in writing within 20 (twenty) Business Days of the date hereof one or more of its (directly or indirectly) wholly owned Affiliates as designees which shall, instead of Purchaser, acquire the DivestCo Shares (each such entity a "Designated Purchaser"). Purchaser shall procure that it is entitled to make any payment of a portion of the Initial Purchase Price and the Final Purchase Price owed to Seller on behalf of the Designated Purchasers as paying agent. Purchaser shall, furthermore, procure that it is entitled and/or authorised to receive any Adjustment Payment and any other payment owed to any of the Designated Purchasers under or in connection with this Agreement on behalf of such Designated Purchaser. Each Designated Purchaser shall be deemed to be included in the term "Purchaser" hereunder.

(b)	Any designation of a Designated Purchaser in accordance with this clause 10.5 shall not release Purchaser from its obligations under this Agreement.

(c)
Any Designated Purchaser shall be notified to the respective Governmental Entity for clearance in the course of obtaining the BCA Clearance Condition and the SPA Clearance Condition and shall not be changed or exchanged by Purchaser once approved by the Governmental Entity.

11.	Seller's Warranties

1.	Warranties
Seller warrants to Purchaser itself and on behalf of each Designated Purchaser that, except as Disclosed:

(a)
as at the date of this Agreement, the warranties set out in Schedule 7 ("Warranties") are true and accurate in all respects by reference to the matters, events and circumstances existing at the date hereof; and

(b)	immediately before Closing, the Repeated Warranties will be true and accurate in all respects by reference to the existing matters, events and circumstances at the Closing Date.
The Warranties and all Warranty Claims are subject to the limitations set out in this Agreement, in particular, in Schedule 8.

2.	Basis of Claim

Purchaser acknowledges and agrees that other than paragraphs 1.2 (Financial Matters), 1.5 (Compliance with Law), 1.6 (Special Regulatory Matters), 1.8 (Insurances) and 1.9 (Contractual Matters) of Schedule 7 the only Warranties given in relation to:

(a)
Intellectual Property Rights and information technology or any related claims or liabilities are set out in paragraph 1.12 (IP/IT/Data Protection) of Schedule 7, and no other Warranty in this regard is given;

(b)
real estate and planning and zoning matters or any related claims, liabilities or other matters are those set out in paragraph 1.13 (Real Estate) of Schedule 7 and no other Warranty in this regard is given;

(c)	Environmental Matters are those set out in paragraph 1.14 (Environmental Matters) of Schedule 7, and no other Warranty in this regard is given; and

(d)
the employment of any past or present employee of any Target Company or any member of Seller's Group or any related claims, liabilities or other matters are set out in paragraph 1.15 (Employment) of Schedule 7 and no other Warranty in this regard is given.

3.	No Further Warranties
Purchaser agrees that the only warranties given are the Warranties, without relying upon any express or implied representations or warranties, guarantees, declarations or statements of any nature by any members of Seller's Group, or any officer, director, employee, advisor, agent or other representative of any members of Seller's Group ("Seller's Representatives").
Purchaser acknowledges that, except as expressly set out in the Warranties, members of Seller's Group and Seller's Representatives make no representations, warranties or guarantees and assume no disclosure or similar obligations in connection with this Agreement and the Transaction, and further assume no obligation regarding the completeness and accuracy of any information provided by any members of Seller's Group, or any Seller's Representatives, to any Purchaser, members of Purchaser Group, or any officer, director, employee, advisor, agent or other representative of Purchaser or any other members of Purchaser Group or any other person retained by Purchaser regarding the Transaction, this Agreement or the Transaction Documents ("Purchaser's Representatives").

12.	Seller's Indemnities

1.	Spanish Contractor Indemnity
Seller shall indemnify and hold harmless Purchaser and each member of Purchaser Group, from and against any and all claims, actions, proceedings, losses, fines, social security payments, severance payments and any other Costs arising or incurred by, or on behalf of, any and all members of Purchaser Group in relation to any contractors, sub-contractors or temporary workers working for or commissioned by DivestCo 4 and/or DivestCo 4 Subsidiary 1 and such contractors, sub-contractors or temporary workers being deemed (i) illegally or fraudulently assigned or (ii) actual employees of DivestCo 4 and/or DivestCo 4 Subsidiary 1, including the total of losses and Costs made, suffered or incurred as a result of any member of Purchaser Group defending or settling a claim alleging any liability in connection therewith (the "Spanish Contractor Indemnity").

2.	Uerdingen Indemnity

(a)
Subject to paragraph (b), Seller shall indemnify and hold harmless Purchaser and each member of Purchaser Group, from and against any and all claims, actions, proceedings, losses and any other Costs arising or incurred by any and all members of Purchaser Group in relation to the explosion of a nitrogen tank operated by Venator on 5 August 2015 in Krefeld-Uerdingen, Germany and the dispute between Venator and DivestCo 2 Subsidiary 8 in respect of the same (the "Uerdingen Indemnity");

(b)	The liability of the Seller under the Uerdingen Indemnity shall not exceed 35,000,000 EUR.

3.	Rivoira Share Swap
Seller shall indemnify and hold harmless Purchaser and each member of Purchaser Group, from and against any and all claims, actions, proceedings, losses, fines and any other Costs arising or incurred by, or on behalf of, any and all members of Purchaser Group in relation to any breach by any member of the Seller's Group of their obligations under sections 10.1(ii), 10.1(iii)(a), 10.1(iii)(b), 10.1(iv), 10.4, 10.5, 10.6 (the second sentence of this section only), 10.7 and 11 of the Rivoira Share Swap, or incurred as a result of any member of Purchaser Group defending or settling a claim alleging any liability in connection with such breach (the "Rivoira Indemnity", together with the Uerdingen Indemnity and the Spanish Contractor Indemnity, the "Seller's Indemnities").

4.	Third Party Indemnity Claim
Notwithstanding anything to the contrary in this Agreement, if a claim is brought against Purchaser or any member of Purchaser Group arising from, or in connection with the Seller's Indemnities (a "Third Party Indemnity Claim"):

(a)
Purchaser shall and shall procure that each member of Purchaser Group takes such action to assess, contest, dispute, defend, appeal or compromise the Third Party Indemnity Claim as Seller may reasonably request and does not make any admission of liability, agreement, settlement or compromise in relation to the Third Party Indemnity Claim without the prior written approval of Seller;

(b)
Seller may, at any time before final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Indemnity Claim or the Third Party Indemnity Claim is otherwise disposed of, give notice to Purchaser that it elects to assume the conduct of any dispute, compromise, defence or appeal of the Third Party Indemnity Claim;

(c)
In the case of 12.4(a) and, subject to the requirement to maintain privilege, Purchaser shall keep Seller reasonably informed of the progress of the Third Party Indemnity Claim and provide Seller with copies of all relevant documents and such other information in its possession as may be requested by Seller (acting reasonably).

(d)
Subject to the requirement to maintain privilege, Purchaser shall and shall procure that each member of Purchaser Group makes available to Seller such persons during Working Hours and all such information as Seller may reasonably request for assessing, contesting, disputing, defending, appealing or compromising any Third Party Indemnity Claim.

(e)
Seller shall indemnify Purchaser and each relevant member of Purchaser Group against all liabilities, charges, Costs and expenses which they may incur in taking any such action as Seller may request pursuant to paragraphs (a) and (d), above; and

(f)
In the case of 12.4(b), Seller shall keep Purchaser reasonably informed of the progress of the Third Party Indemnity Claim and provide Purchaser with copies of all relevant documents and such other information in its possession as may be requested by Purchaser (acting reasonably).

Neither Purchaser nor any other member of Purchaser Group shall be required to take any action (or cease to take any action) under this clause 12.3 where Purchaser reasonably considers that taking such action (or ceasing to take such action) may have a material adverse effect on the business of Purchaser or any other member of Purchaser Group.

13.	Taxes

1.	Tax Covenant
Under a covenant on the terms set out in this clause 13.1 and subject to clause 13.2, and subject to Closing, Seller shall be liable to pay to Purchaser an amount equal to:

(a)	any Tax Liability of the Target Companies:

(i)
that arises in respect of or by reference to an event that occurred on or before the Financial Closing Date if and to the extent the underlying Tax is a Tax which is specifically assessed as a result and in respect of such taxable event and not on an on-going basis in respect of a Tax assessment period (e.g., transfer Taxes); for the purposes of this clause 13.1(a)(i) any stamp duty or transfer or registration tax that would be payable on any document, provided such document is either necessary to establish the title of a Target Company to any asset or is a document in the enforcement or production of which a Target Company is interested, will be deemed to be a Tax Liability of a Target Company arising in consequence of an event occurring on the date of execution of such document and any interest, fine or penalty relating to any such duty or tax, will be deemed to be an Actual Tax Liability of a Target Company arising in consequence of an event occurring on the last date it would have been necessary to pay such duty or tax to avoid any liability to interest or penalties on paying it; or

(ii)
in respect of any Tax based upon or related to income, profit, gains, turnovers, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax, if and to the extent that such Tax Liability relates to any period of time ending on or before the Financial Closing Date; or

(b)	any Tax Liability that is the liability of another person (other than a member of Purchaser Group) ("Primary Person") and for which any of the Target Companies is liable in consequence of:

(i)	the Primary Person failing to discharge such Tax Liability; or

(ii)	a Target Company at any time before the Financial Closing Date being a member of the same Tax Group as, or otherwise connected for any Tax purpose with, the Primary Person.

2.	Exclusions

(a)	Seller shall not be liable under clause 13.1 if and to the extent that:

(i)
the aggregate amount of all Tax Claims (after having taken into account all exclusions and limitations applicable to such Tax Claims under this Agreement) does not exceed the aggregate amount of all liabilities, provisions or reserves for Taxes which have been taken into account in calculating Working Capital in the Closing Statement, meaning that Seller's liability is limited to the excess of the aggregate amount of all Tax Claims over the aggregate amount of all liabilities, provisions or reserves for Taxes plus, for the avoidance of doubt, any amounts repaid to Seller in accordance with clause 13.4;

(ii)
a saving (being a reduction of cash Tax otherwise payable or a cash refund of Tax, and excluding in each case any Purchaser's Relief and any saving which results from the use of a Purchaser's Relief) arises to or for the benefit of any member of Purchaser Group or Purchaser's Tax Group within a period of seven (7) years as a consequence of the Tax Liability (other than a Tax Liability associated with any carve-out and any and all restructurings by or within Seller or Seller's Group or any Target Company on or before the Closing Date) (for example, due to the lengthening of any amortization or depreciation periods or higher depreciation allowances, a credit or allowance, a shift of any item relevant for Tax purposes to another period, or the deductibility of certain Taxes or non-recoverable input VAT for income Tax purposes, however, for the avoidance of doubt, not including any step-up in the Tax basis which does not allow for a higher Tax depreciation and in any case reduced by any Tax charges resulting therefrom) (the "Tax Saving"). The Tax Saving shall be taken into account in this context: (i) in the full nominal amount if and to the extent the Tax Saving arises in any period prior to and including the date on which the Tax Claim pursuant to clause 13.1 becomes due and payable (or would have become due and payable save for this clause 13.2(a)(ii)) and/or (ii) in the amount of the net present value of the Tax Saving if and to the extent the Tax Saving will arise in any period after such date; the net present value within the meaning of the preceding (ii) shall be calculated on a lump-sum basis (x) by applying the Tax rate applicable at the time the respective Tax Claim pursuant to clause 13.1 becomes due and payable and (y) by applying a discount factor of three per cent (3%) p.a. and (z) discounted over the shorter of the anticipated period of time during which the Tax Saving is estimated to arise or seven (7) years;

(iii)
the Tax Liability results from any increase in rates of Tax that comes into force after the Financial Closing Date, or of any change in law, administrative guidelines or regulations that comes into force after the Financial Closing Date;

(iv)
the Tax Liability arises or is increased by an act, omission or transaction (including the change in the exercise of any Tax election right, the approval or implementation of any reorganization measure or the sale of any asset) of any member of Purchaser Group or Purchaser's Tax Group after Closing except where such act, omission or transaction was: (x) carried out or effected under a legally binding obligation entered into on or before Closing, (y) required by mandatory law, administrative guidelines or in final case law, or (z) carried out with the written consent or at the request of Seller;

(v)
the Tax Liability arises or is increased by a change after Closing in the accounting reference date of any Target Company or in the taxation or accounting principles of the Target Company (other than a change made in order to comply with mandatory law, administrative guidelines or final case law);

(vi)	payment or discharge of the Tax Liability has been made prior to or on the Financial Closing Date;

(vii)	the Tax Liability arises or is increased as a consequence of a failure of Purchaser to comply with or procure the compliance of the Target Companies with any of their obligations under this clause 13;

(viii)
except to the extent taken into account under sub-paragraph (ii) above, a Relief (other than an Accounts Relief or Purchaser's Relief) is available (or is made available by Seller at no Cost to Purchaser and the members of Purchaser Group) to offset the Tax Liability;

(ix)	the Tax Liability has been recovered or can be recovered in cash or by way of set-off from a third party;

(x)
the Tax Liability arises or is increased by reason of a failure by Purchaser to make an election which has been taken into account in the Closing Statement, unless such failure occurs with the consent or at the request or direction of Seller;

(xi)
the Tax Liability arises or is increased by the making of any election or claim by a Target Company or Purchaser after the Closing Date, the effect of which was not taken into account in the Closing Statement, other than with Seller's consent or at Seller's request or direction;

(xii)
the Tax Liability arises or is increased by the disclaimer after the Closing Date of any election, claim or relief validly claimed by the Target Company before the Closing Date in respect of any period ending on or before the Financial Closing Date, where such election, claim or relief was taken into account in the Closing Statement;

(xiii)	the Tax Liability arises or is increased by the cessation of, or any major change in, the trade or business carried on by a Target Company, in each case occurring after the Closing Date;

(xiv)	recovery in respect of the Tax Liability has been or can be made under any other provision of the Agreement or any other Transaction Document;

(xv)
the Tax Liability results from an election under (x) section 336 or section 338 of the U.S. Internal Revenue Code (or any comparable applicable provision of state, local or non-US law) with respect to the acquisition of a Target Company or (y) section 301.7701-3 of the U.S. Treasury Regulations with respect to any Target Company filed by any member of Purchaser Group (other than at the request or direction of Seller) on or after Closing; or

(xvi)	the Tax Liability is expressly required to be borne by Purchaser pursuant to any other provision of this Agreement (e.g. clause 6.4 or clause 25.1).

(b)
Purchaser may raise a Tax Claim pursuant to clause 13.1 by delivering to Seller a written claim notice ("Tax Claim Notice"). In the Tax Claim Notice Purchaser shall specify the amount of the Tax Claim and describe the underlying facts and circumstances in reasonable detail. The Tax Claim Notice shall include a copy of the relevant Tax assessment (if any) and related documents to the extent necessary to understand and evaluate the claim.

(c)
The Tax Claim pursuant to clause 13.1 becomes due and payable within ten (10) Business Days after Seller has received the Tax Claim Notice, provided, however, that Seller shall not be obliged to make any payment earlier than five (5) Business Days before the respective Tax becomes due and payable to the competent Tax Authority. In case of an appeal and/or lawsuit being filed against the relevant Tax assessment, the Tax Claim does not become due and payable by Seller before the assessment of the relevant Tax has become unappealable, provided that the Tax Authority or Tax court has granted a preliminary relief from the assessed Tax payment obligation by way of suspension of payment until the final assessment. Unless explicitly requested by Seller Purchaser is under no obligation to apply for any preliminary relief (e.g. a suspension of payment) and in case of an application upon the request of Seller, any collateral potentially requested by the Tax Authorities shall be provided by Seller.

3.	Tax Refunds

(a)
Subject to Closing, Purchaser shall pay to Seller an amount equal to any Tax Refund plus any interest thereon which is received by any Target Company after the Financial Closing Date for amounts paid in respect of any Tax or Taxes paid or otherwise settled by such Target Company prior to or on the Financial Closing Date (including by way of a prepayment), provided that Purchaser shall not be liable for any amount of any Tax Refunds if and to the extent that such Tax Refund (a) results from the use of a Purchaser's Relief or (b) results from any of the acts, transactions or events, or arises in any of the circumstances, referred to in sub-paragraphs (iii), (iv), (v), (x), (xi), (xii), (xiii) or (xv) of clause 13.2(a) (deeming any reference to a Tax Liability in such sub-paragraphs to be instead a reference to a Tax Refund for the purpose of this clause 13.3(a) or 13.3(b)) to the extent that the aggregate amount of such Tax Refunds does not exceed the aggregate amount of assets for Taxes or receivables for Taxes which have been taken into account in calculating Working Capital in the Closing Statement, meaning that Purchaser's liability is limited to the excess of the aggregate amount of Tax Refunds over the aggregate amount of all such Tax assets and Tax receivables.

(b)	Subject to the Closing, Purchaser shall pay to Seller an amount equal to any Tax Saving to the extent such Tax Saving has not excluded or reduced a Tax Claim pursuant to clause 13.2(a)(ii).

(c)
Purchaser shall use, and shall procure that the Target Companies will use, reasonable endeavours to comply with any formal requirements to be met after the Closing Date for the recovery of any Tax Refund (but, for the avoidance of doubt, Purchaser shall not be required to take or procure that any Target Company takes any action which would involve the use of a Purchaser's Relief). Purchaser shall promptly notify Seller in writing of the receipt of the Tax Refund. Any amount payable to Seller pursuant to this clause 13.3 shall be due and payable within ten (10) Business Days after the Tax Refund has been received by the relevant Target Company. Purchaser shall deliver, for the next ten (10) calendar years following the Financial Closing Date, to Seller within six (6) months following the end of a calendar year a written statement stating whether and to what extent payment obligations of Purchaser pursuant to this clause 13.3 have arisen during the previous calendar year. Seller shall be entitled to review such statement and Purchaser shall, and shall procure that the Target Companies will, provide to Seller upon Seller's request all information and documentation reasonably requested by Seller for such review.

4.	Overprovisions

(a)
If any member of Purchaser Group becomes aware that any liability, provision or reserve for Taxes which have been taken into account in calculating Working Capital in the Closing Statement is likely to be an Overprovision (other than to the extent the Overprovision would arise or be increased as a result of any retrospective change in the law after the Financial Closing Date or any Purchaser's Relief) Purchaser shall promptly give details of such Overprovision by written notice to Seller.

(b)
Seller may at any time (but not more than twice in any calendar year) instruct the relevant Target Company's Auditors to determine in writing the extent of any Overprovision referred to in clause 13.4(a). Half of the professional fees and expenses charged by the Auditors in consideration for making such determination shall be paid promptly by Seller and the other half of such fees and expenses shall be paid promptly by Purchaser (or, if Purchaser so designates, by the relevant Target Company). If such Auditors determine that an Overprovision has arisen such amount shall be:

(i)	set off against any payment then due from Seller to Purchaser under this clause 13; and

(ii)	(to the extent there is any excess) promptly paid by Purchaser to Seller.

5.	Tax Covenants of Purchaser; Reverse Tax Indemnification

(a)
Purchaser shall - without Seller's prior written approval - not take, and shall procure that no member of Purchaser Group will take, after the Closing Date, any action, including the making of any Tax elections, the effect of which could give rise to any Tax Liability (including any Tax Claim pursuant to clause 13.1) of any member of Seller's Group, or result in any increase thereof, or in the reduction of any Tax Saving, including any action

(i)	performed after the Closing Date which has retroactive effect to a period prior to the Financial Closing Date; and

(ii)	is not consistent with Seller's Group's Tax accounting methods practiced prior to the Closing Date;
unless such action is required by mandatory law, administrative guidelines or in final case law or such action is taken with the consent or at the request or direction of Seller, or it was assumed for the purpose of preparing the Closing Statement that such action would be taken. Purchaser shall not, and shall procure that after Closing none of the Target Companies will make any election under (x) section 336 or section 338 of the U.S. Internal Revenue Code (or any comparable applicable provision of state, local or non-US Law) with respect to the acquisition of a Target Company or (y) section 301.7701-3 of the U.S. Treasury Regulations with respect to any Target Company that is effective on or before the day after Closing.

(b)
Purchaser shall indemnify Seller from any Tax in respect of any of the Target Companies with respect to any periods after the Financial Closing Date that constitutes a Tax Liability for which any member of Seller's Group are held liable secondarily by the Tax Authority.

(c)	If and to the extent Purchaser fails to comply with any of its obligations under this clause 13, and such failure has the effect that a Tax Liability arises or is increased or that the position of any member of Seller's Group is impaired to defend against any claim brought against any Target Company so as to result in a payment pursuant to the covenant at clause 13.1:

(i)
any and all claims of Purchaser under this clause 13 in respect of the specific Tax item shall be expressly excluded, if and to the extent Seller provides evidence that such claims are caused or increased by such failure, and

(ii)
Purchaser shall indemnify Seller for all and any direct damages of any member of Seller's Group and their reasonable Costs incurred in connection with such Tax Liability, if and to the extent Seller can demonstrate that any such damages results from such failure. Any amount payable to Seller pursuant to this clause 13.5(c)(ii) shall be due and payable within ten (10) Business Days after Purchaser has received Seller's notice, provided that Purchaser shall not be required to make any payment earlier than five (5) Business Days before the relevant Tax becomes due. Clause 13.2(a) shall apply mutatis mutandis.

6.	As-if Assessment
Any Tax assessment period starting prior to the Financial Closing Date and ending thereafter ("Straddle Period") shall be deemed to be split into one Tax assessment period ending on the Financial Closing Date and another Tax assessment period starting after the Financial Closing Date for the purpose of allocating Taxes which are assessed in respect of a Tax assessment period under this clause 13. The Taxes which are deemed for the purpose of this clause 13 to relate to the Tax assessment period ending on the Financial Closing Date and for which Seller shall indemnify Purchaser shall be determined as follows:

(a)
In case of any Taxes based upon or related to income, gains, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base, the amount of such Taxes shall be deemed to be the amount that would be assessed under the applicable Tax laws of the relevant jurisdiction if the relevant Tax assessment period and the relevant fiscal year of the Target Company ended on the Financial Closing Date (including the amount of Income, Profits or Gains that under such laws is deemed to be earned, accrued or received in such a notional Tax assessment period). Facts and circumstances reducing or increasing the amount of Tax payable that can be exclusively allocated to the time period before or after the Financial Closing Date, under the applicable Tax laws, shall be attributed accordingly, while other amounts which cannot be exclusively attributed to the time period before or after the Financial Closing Date, e.g., periodic Tax allowances like ordinary depreciations, shall be split up on the basis of an appropriate allocation key, being generally understood, unless Seller and Purchaser agree on a more suitable allocation key, as the pro rata portion of the time of the taxable period or fiscal year elapsed on Closing. If a Target Company is a subsidiary of a Tax Group, its income shall be apportioned in accordance with the foregoing principles and an amount equal to the amount that would be assessed if the relevant Tax period ended on the Financial Closing Date shall be deemed to be attributed to the Tax Group parent and be taken into account when calculating the Tax Group parent's obligations prior to the Financial Closing Date.

(b)
In case of any other Taxes, the amount of such Taxes shall be deemed to be the amount that would be assessed under the applicable Tax laws of the relevant jurisdiction for the entire Tax assessment period multiplied by a fraction, the denominator of which is the number of days of the entire Tax assessment period and the numerator of which is the number of days of the portion of such Tax assessment period ending on the Financial Closing Date.

(c)
Notwithstanding clauses 13.6(a) and 13.6(b) above, any Taxes based upon or related to any and all actions initiated by Seller or any member of Seller's Group prior to or on the Closing Date with regard to the BCA or the actions pursuant to clause 5 or changes of the legal form of Seller or any other member of Seller's Group or any Target Company shall be allocated and attributed to the period ending on the Financial Closing Date, irrespective of when the respective measure becomes effective and/or the Tax arises.

The same methodology, mutatis mutandis, shall be used to determine for the purposes of this Agreement (including the definition of "Post-Closing Relief") whether and the extent to which any Relief relates to a period falling before or after the Financial Closing Date.

7.	Time Limitations
Any claims under clause 6.4, clause 13 and clause 25.1 shall be time-barred upon expiration of a limitation period of six (6) months after the relevant assessment has become un-appealable and finally binding according to applicable laws, provided that claims of Seller under clause 13 shall not be time-barred earlier than six (6) months after Purchaser's notification to be delivered pursuant to clause 13.3(c).

8.	Cooperation on Tax Matters

(a)
The Parties shall fully cooperate, and shall cause their representatives to fully cooperate, with each other in connection with all Tax matters relating to any Pre-Financial Closing Date Tax Period, the Straddle Period and/or which could reasonably be expected to give rise to a Tax Liability of any member of Seller's Group or Purchaser Group, including the preparation and filing of any Tax Return ("Relevant Tax Matter"). Cooperation between Purchaser and Seller shall also include (but shall not be limited to) (i) the providing and making available by one Party to the other Party of all books, records and information, and (ii) the full assistance of all officers and employees of any member of Seller's Group or Purchaser Group, to the extent reasonably requested by the other Party in connection with any Relevant Tax Matter.

(b)
Seller undertakes to pay the amount of Tax becoming due with regard to the transformation of Praxair Deutschland Holding GmbH & Co. KG into a limited liability company (and the subsequent sale of the shares in DivestCo 2 under this Agreement) when becoming due (if and to the extent that clause 13.1 applies or would, but for such payment, apply to such Tax) and to provide Purchaser with evidence of such payment.

(c)
After Closing, Purchaser shall prepare and file, or cause to be prepared and filed, when due all Tax Returns required to be filed on an individual or consolidated basis by any of the Target Companies for any Pre-Financial Closing Date Tax Period or the Straddle Period, provided, however, that any Tax Returns relating to any Relevant Tax Matter ("Relevant Tax Return") shall be subject to the review and instructions of Seller. Relevant Tax Returns shall be consistent with the policies, procedures, practices and election rights adopted in the financial statements of the relevant Tax period as well as the Tax Returns for previous Tax periods of the relevant Target Company submitting such Relevant Tax Return, unless in the reasonable and good faith opinion of Purchaser there is a significant risk that the adopted policies, procedures, practices and election rights are not in compliance with mandatory law or involve or will give rise to an incorrect or misleading statement or presentation of the relevant facts (in which case Purchaser shall notify Seller reasonably promptly that it has reached such opinion together with reasonable details of such opinion, which notification may therefore be required to be given, for the avoidance of doubt, before the date on which the applicable Relevant Tax Returns are furnished to Seller pursuant to the next sentence of this sub-clause). Purchaser shall ensure that any Relevant Tax Returns to be reviewed by Seller will be furnished to Seller, in case of Tax Returns to be filed on a monthly basis not later than five (5) Business Days, and all other Tax Returns not later than thirty (30) Business Days prior to the due date of the Relevant Tax Return, that any changes and amendments to such Relevant Tax Returns requested by Seller, unless they are not in line with the requirements of the preceding sentence or are not provided to Purchaser at least three (3) Business Days prior to the due date for Tax Returns to be filed on a monthly basis and all other Tax Returns no later than fifteen (15) Business Days prior to the due date of the Relevant Tax Return, are made prior to filing and that all Taxes payable under such Relevant Tax Returns shall be timely paid. If Seller and Purchaser fail to reach agreement on the contents of the Relevant Tax Returns, the Relevant Tax Returns shall be filed according to the instructions of Seller, except if and to the extent that in the reasonable and good faith opinion of Purchaser there is a significant risk that those instructions are not in compliance with mandatory law or involve or will give rise to an incorrect or misleading statement or presentation of the relevant facts. This clause 13.8(c) applies accordingly to the amendment of any Relevant Tax Return (irrespective of whether the Relevant Tax Return was initially filed prior to or after the Financial Closing Date).

(d)
Notwithstanding any to the contrary in clause 13.8(c), Seller shall be entitled to (i) file (or cause to be filed) the initial consolidated, combined, and unitary U.S. Federal, state, or local income Tax Returns which are due following Closing but which reflect any Target Company's operations for a Relevant Tax Matter, (ii) file (or cause to be filed) any amended consolidated, combined, or unitary U.S. Federal, state, or local income Tax Returns for any Relevant Tax Matter, and (iii) control any audits of U.S. Federal, state or local income Tax Returns for any Relevant Tax Matter, including extending the applicable statute of limitations and settling or litigating claims.

(e)
If, after the Closing, any Tax Authority informs any member of Purchaser Group in written form of a proposed audit, assessment, dispute or other material circumstance relating to any Relevant Tax Matter ("Relevant Tax Proceeding"), Purchaser shall notify Seller of such Relevant Tax Proceeding in reasonable detail and make available to Seller copies of the received documents and upon written request other relevant documents of the Target Companies reasonably pertaining thereto. Purchaser shall, or shall procure that the relevant Target Company shall give such notice and deliver such documents without undue delay, at the latest within five (5) Business Days in the case of Tax issues which a statutory limitation period is connected to, and within ten (10) Business Days if no statutory limitation period is connected therewith, after any member of Purchaser Group has received knowledge of such information.

(f)
Purchaser shall not, and shall cause any member of Purchaser Group not to, apply for or initiate any audits, disputes, administrative, judicial or other proceedings related to any Relevant Tax Proceeding without the prior written consent of Seller (not to be unreasonably withheld or delayed), unless any such action is required to be taken by law. Purchaser agrees, and shall cause any member of Purchaser Group:

(i)	to give Seller the opportunity to participate in any audits, disputes, administrative, judicial or other proceedings related to any Relevant Tax Proceeding;

(ii)	to comply with any reasonable instructions given by Seller in relation to the conducting of such proceedings;

(iii)	not to settle any Relevant Tax Proceeding without Seller's written consent (not to be unreasonably withheld or delayed);

(iv)
to challenge and litigate in cooperation with Seller any Tax assessment or other decision of any Tax Authority related to such Relevant Tax Proceeding if reasonably requested and as instructed by Seller.

Any external Costs reasonably incurred in such proceedings shall be borne by Seller.

9.	No additional rights or remedies

(a)	Unless explicitly provided otherwise in this Agreement, Taxes shall be exclusively governed by clause 13.

(b)
If any Target Company has any claim for or in respect of Taxes against any member of Seller's Group other than by virtue of this Agreement (for instance, based on the Transitional Services Agreements, the IP Agreement or the Product Supply Agreements) and such claims go beyond Purchaser's claims under this Agreement, Purchaser shall put Seller economically in the same position as if the relevant Target Company had only the same claims and rights Purchaser has under this Agreement. Conversely, if any member of Seller's Group has any claim for or in respect of Taxes against any Target Company other than by virtue of this Agreement (for instance, based on the Transitional Services Agreements, the IP Agreement or the Product Supply Agreements) and such claims go beyond the claims of any member of Seller's Group under this Agreement, Seller shall put Purchaser economically in the same position as if the members of Seller's Group had only the same claims and rights the members of Seller's Group have under this Agreement. Without prejudice to the rights and obligations under this clause 13.9, any claims for the consideration to be paid under the Transitional Services Agreements, the IP Agreement or the Product Supply Agreements shall remain unaffected by this clause 13.9. For the avoidance of doubt, this clause 13.9(a) shall not limit or prejudice the Tax Warranties or clauses 6.4, 6.5 or 25.1.

10.	Miscellaneous

(a)
The determination and calculation of any claims under clause 13 is to be made in a manner which avoids any economic double-counting effect that could lead to an overcompensation or undercompensation for Taxes, Tax Savings, Tax Refunds, Overprovisions or any other points of reference for such payment claims (which may, for instance, result from the interaction with the calculation of the Final Purchase Price and/or Final Inter-Company

Payment Amount). Further, if and to the extent that the same Tax Saving, Tax Refund, Overprovision or Relief would otherwise be paid or repaid to, or set off, applied or otherwise taken into account for the benefit of Seller more than once pursuant to clause 13.3 (Tax Refunds), clause 13.4 (Overprovisions), clause 13.5 (Tax Covenant of Purchaser: Reverse Tax Indemnification) or paragraph 18 of Schedule 8 (Recovery from Third Parties), it shall not be so paid, repaid, set off, applied or otherwise taken into account if and to the extent that it has already been so paid, repaid, set off, applied or otherwise taken into account, so as to ensure that it is so paid, repaid, set off, applied or otherwise taken into account only once.

(b)
Any claims under clause 13 shall be calculated on a pro rata-basis which reflects, as the case may be on a look through basis, the percentage of the direct or indirect ownership in the respective Target Company as it is acquired by Purchaser under this Agreement.

(c)
Nothing in this Agreement constitutes an express or implied guarantee or creates any liability of Seller of or for any future Tax treatment of a Target Company or the existence of any Tax attribute available to any Target Company, for instance, the application of a preferential Tax rate, the availability or amount of any Tax loss carry forwards, the Tax basis of any asset, the volume of depreciation (but without liability to Seller's payment obligations under this Agreement including this clause 13).

(d)
If, after any Party has made a payment to the other Party on account of any claim under clause 13, it turns out that such payment was an overpayment (e.g., on the basis of a subsequent reassessment of the relevant Tax or a Tax Refund underlying such claim), the payee shall pay to the payer an amount equal to the overpayment (plus an amount equal to any interest received) promptly after receipt of the corresponding refund (except to the extent taken into account under clause 13.2(a)(ii) or 13.3).

14.	Purchaser's Warranties
Purchaser warrants to Seller that as at the date of this Agreement, the warranties set out in clauses 14.1 through 14.6 are true and accurate in all material respects ("Purchaser's Warranties"). Purchaser's Warranties shall be deemed to be repeated immediately before Closing by reference to the then existing facts and circumstances.

1.	Incorporation
Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has the power to conduct its business as conducted at the date of this Agreement.

2.	Corporate Authorisations

(a)
Purchaser has obtained all corporate authorisations and (other than to the extent relevant to the Closing Conditions) all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement where failure to obtain them would adversely affect to material extent its ability to enter into and perform its obligations under this Agreement.

(b)
This Agreement and each of the Transaction Documents to which Purchaser is or will be a party will, when executed, constitute legal, valid and binding obligations of Purchaser in accordance with their terms.

3.	No Breach
Entry into and performance by Purchaser of this Agreement and/or any Transaction Document to which it is party will not (i) breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (ii) (subject, where applicable, to fulfilment of the Closing Conditions) result in a breach of any laws or regulations in its respective jurisdiction of incorporation or of any order, decree or judgment of any court or any Governmental Entity or regulatory authority, where (in either case) failure to obtain them would adversely affect to material extent its ability to enter into and perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

4.	Insolvency
Purchaser is neither insolvent nor bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due nor has entered into any arrangement (whether by court process or otherwise) with its creditors or any class of its creditors. Purchaser has not received any written notice concerning or is otherwise aware of the appointment of an administrator or a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in the relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertaking of the business of Purchaser as carried on as at the date of this Agreement. No order has been made or resolution has been passed for the winding up of Purchaser and no petition presented for that purpose.

5.	No Delay regarding Closing Conditions
Purchaser is not subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity which will, or are likely to, prevent or delay the fulfilment of any of the Closing Conditions.

6.	Available Funds
Purchaser has available cash or available loan facilities which will at Closing provide in immediately available funds the necessary cash resources to pay the Initial Purchase Price and the Initial Inter-Company Payment Amount and meet its other obligations under this Agreement and, in the case of loan facilities, they involve no pre-conditions (other than the fulfilment of the Closing Conditions) and Purchaser will be able to satisfy all conditions of drawdown to such loan facilities at or prior to Closing.

15.	Intellectual Property, Branding

1.	No Rights in Seller's Trademarks
Save as provided for in clause 15.2 or in the Transitional Services Agreements, nothing in this Agreement shall give to any member of Purchaser Group any rights (including with respect to Intellectual Property Rights) in any Seller's Trademarks or Seller's Images. All such rights owned by any member of Seller's Group shall continue to vest in the relevant member of Seller's Group unless agreed otherwise under the Transaction Documents.

2.	Restrictions on Use of Seller's Trademarks and Seller's Images by Purchaser

(a)	From the Closing Date, Purchaser shall, and shall procure that each member of Purchaser Group will,

(i)	subject to the remaining provisions of this clause 15.2, in any form and manner refrain from

1.
using and displaying and, if used prior to the Closing Date, cease to use and display, and remove, (i) any Names which include (in whole or in part) any of Seller's Trademarks, including as corporate mark, business name or as name affix, and (ii) any Seller's Images;

2.
    using the custom fonts used by Seller at Closing other than in the context of informational, promotional or marketing materials of the Business existing on the Closing Date (for which clause 15.2(a)(ii) shall apply); or

3.	holding itself out as having any current affiliation with any member of Seller's Group; and

(ii)
take, at its own Cost, all actions reasonably necessary to ensure the discontinuation of the use of the Names including (in whole or in part) any of Seller's Trademarks, as well as any Seller's Images, for, or in relation to, the operations of the Business without undue delay, including any actions necessary to eliminate the use of such

Names and such Seller's Images within twelve (12) months of the Closing Date from

1.
stationery (including letterhead, business cards, schedules, inventories, agreements, customer agreements, publicity releases and forms), informational, promotional or marketing materials, websites, e-mails and any other communication or documents (print or electronic) of, used in connection with, or related to, the Business;

2.	buildings, interior décor items, fixtures and furnishings, displays, signs and signage on or at buildings and on street signs providing directions to the sites of the Business; and

3.
tools and products relating to the Business and any materials (print or electronic) used in connection with, or related to, any products or services of the Business, provided that any Names including (in whole or in part) any of Seller's Trademarks, if any, on

(A)
any cylinders being part of the Business, but on the Closing Date not located at a site of the Business, shall as soon as reasonably practicable following the Closing Date, be removed or permanently concealed by, or on behalf of, any member of Purchaser Group; and

(B)
any freezers, tanks or other installations being part of the Business, but not located at a site of the Business on the Closing Date, shall have to be removed by any member of Purchaser Group within eighteen (18) months of the Closing Date.

(b)	Subject to Purchaser's compliance with clause 15.2(f), Seller acknowledges and agrees that:

(i)	Purchaser is permitted to continue making use of Shared Seller's Trademarks (excluding any logos, designs or stylised versions of Seller's Trademarks) and Shared Seller's Images:

1.
with respect to such Shared Seller's Trademarks and Shared Seller's Images, when accurately describing any products or services as having been originated by any member of Seller's Group in its operation of the Business prior to Closing;

2.
with respect to such Shared Seller's Trademarks and Shared Seller's Images, in the framework of Purchaser Group being allowed to sell out or otherwise dispose of any branded inventory of Seller's private label hard goods (in line with the exclusion of any representations and warranties), during a reasonable period of time (which shall in no case exceed eighteen (18) months) from the Closing Date; and

3.
with respect to such Shared Seller's Trademarks and Shared Seller's Images contained in URLs, to the extent Purchaser is not in a position to procure, by the Closing Date, the availability of an alternative URL that does not include (in whole or in part) any of Shared Seller's Trademarks and Shared Seller's Images, during a reasonable period of time (which shall in no case exceed twelve (12) months) from the Closing Date; and

(ii)	no member of Purchaser Group shall be obliged to remove or obliterate any Shared Seller's Trademarks:

1.	from any executed agreements or copies thereof, in existence prior to the Closing Date; or

2.	from any internal documents, not customer-facing, in existence prior to the Closing Date that are used for internal purposes only.

(c)
Purchaser shall, and shall procure that each member of Purchaser Group will, to the extent not effected before the Closing Date, transfer with effect as of the Closing Date to Seller for no consideration any rights the Business might have acquired by its use of a Name or otherwise in any of Seller's Trademarks.

(d)
Purchaser shall, in exercising any of its rights under this clause 15.2 always act in accordance with fair market practices and considering to the fullest extent the good name, reputation and goodwill of any member of Seller's Group, their products and services.

(e)
Purchaser recognises the value of the publicity and goodwill associated with Seller's Trademarks, acknowledges that Seller's Trademarks have acquired secondary meaning, and that all related rights and goodwill belong exclusively to the relevant member of Seller's Group.

(f)
Purchaser shall, and shall procure that each member of Purchaser Group will, only use Shared Seller's Trademarks in accordance with the trademark policies established by the relevant member of Seller's Group, which policies may be amended from time to time and about which Seller will inform Purchaser promptly following Closing and thereafter following any amendment thereof. Purchaser shall not use, display, advertise or promote any other mark, brand name, trade name, label, seal or symbol in any manner that, in the opinion of the relevant member of Seller's Group, may be confusingly similar to or an imitation of Seller's Trademarks.

(g)	Upon reasonable notice, Seller may make inspections during Working Hours of all Purchaser Group's records regarding use of Seller's Trademarks and may inspect all operations and practices related to the use of Seller's Trademarks, including the selling or disposing of branded inventory under clause 15.2(b)(i)2.

3.	Ownership; No Further Obligations
Purchaser acknowledges that:

(a)
as between Seller and its Affiliates on the one hand, and Purchaser and its Affiliates on the other hand, Seller (or any member of Seller's Group) owns Seller's Trademarks and Seller's Images, and neither Purchaser nor any of its Affiliates shall contest such ownership allocation as between Seller and Purchaser (and their respective Affiliates);

(b)	Seller and its Affiliates have no obligation to maintain or enforce any of Seller's Trademarks; and

(c)	Seller and its Affiliates have no obligation to provide to Purchaser:

(i)	any assistance, training, advice, maintenance or services of any kind with respect to Seller's Trademarks or Seller's Images; or

(ii)	any physical or tangible materials in any form or media containing any of Seller's Trademarks or Seller's Images.

4.	Specific Indemnification
Purchaser agrees and undertakes to indemnify Seller for any and all documented Costs reasonably incurred by any member of Seller's Group to the extent arising from, or in connection with, any unauthorised use of Seller's Trademarks and/or Seller's Images by any member of Purchaser Group after the Closing Date which is not permitted under this Agreement or any other executed Transaction Document.

5.	Joint Notice
On or as soon as possible after the Closing Date, Purchaser and Seller shall send out a joint notice in a form and to a list agreed between Seller and Purchaser, such agreement not to be unreasonably withheld or delayed, of the suppliers, customers and clients of the Business advising them of the transfer of the Business.

6.	No Use of Shared Seller's Trademarks by Seller
Seller shall, and shall procure that all members of Seller's Group will, refrain from using, in the Relevant Territory, Shared Seller's Trademarks to market and sell products competing with the Business as conducted by the Target Companies as of the Closing Date for a period of five (5) years from the Closing Date; except that this clause 15.6 will not prohibit, restrict, or limit any Seller's Group member's use of Shared Seller's Trademarks in connection with any product or service, or any marketing or sales, (a) directed generally, or generally available, to the public and not targeted to the Relevant Territory, (b) directed to one or more customers with a substantial presence outside of the Relevant Territory, or (c) relating to the surface coatings, electronic materials or medical devices businesses.

16.	Pre-Closing Covenants

1.	Conduct of Business

(a)
From the date of this Agreement until Closing, Seller shall procure that the Business is carried on, in all material respects, in the ordinary and usual course, except (i) for the actions, agreements, commitments, payments, transactions or other measures foreseen, permitted or reflected under this Agreement, the Transaction Documents or the Rivoira Share Swap (ii) any measures, actions or omissions to act aimed at, in connection with or relating to the separation of the Target Companies or JVCos from Seller's Group in the context of the Transaction, including, but not limited to, the carve in/carve out steps described in Schedule 11 or the re-allocation or transfer of certain employees between Seller's Group and Target Companies or JVCos (described in the document entitled "Transfer of European Employees" and identified with number 4.5 of the Global/Corporate folder in the Data Room, the "Pre-Closing Steps") (which shall be completed in such a way as to create no residual liabilities for Target Companies or JVCos, provided that Purchaser’s sole remedy in respect of any residual Tax liabilities created shall be under clause 13 of this Agreement), or (iii) any action or measure pursuant to requirements or requests of a Governmental Entity in connection with obtaining the BCA Clearance Condition or the SPA Clearance Condition (iv) any action, measure, omission to act, requirement or request by any monitoring trustee (or similar) appointed in connection with obtaining the BCA Clearance Condition or the SPA Clearance Condition, or (v) for decisions outside the ordinary business course, with the prior consent in writing by Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, and deemed to be granted if Purchaser has not responded to a request from Seller for consent within ten (10) Business Days following the receipt of such request ((i) through (v) the "Permitted Actions"), it being understood that Seller shall keep Purchaser reasonably informed in relation to the completion of the Pre-Closing Steps.

(b)	From the date of this Agreement until Closing, Seller shall further procure that except for Permitted Actions:

(i)	the Business shall be run in the ordinary course and in accordance with prudent business practice in the manner a prudent business operator with sufficient resources would do so;

(ii)	except for any dividends or distributions provided for in the Combined Carve Out Financial Statements, no Target Company declares, pays or makes any dividend or other distribution;

(iii)	no Target Company repays, repurchases or reduces any of its issued share capital;

(iv)	no share or loan capital is being issued or agreed to be issued by a Target Company;

(v)	there is no change of the articles of association of a Target Company;

(vi)	there is no merger, spin-off, change of legal form or similar measures involving or otherwise directly affecting any Target Company;

(vii)	no Target Company creates any Third Party Rights over share capital held by it (other than for the benefit of another Target Company);

(viii)
no Target Company sells or purchases or disposes of (other than to another Target Company) any interest in any share or loan capital or other security or interest in a company or business with a value in excess of two million (2,000,000) EUR;

(ix)	all agreements between a Target Company or Controlled JVCo and members of Seller's Group take place on arm's length terms;

(x)
other than in relation to an onsite plant or participation in a tender in relation to an onsite plant, no Target Company enters into or terminates any contract or incurs any commitment (either as a result of a single transaction or of a series of connected transactions), including without limitation any borrowing or indebtedness in the nature of borrowing, which has a value or is likely to involve expenditure in excess of ten million (10,000,000) EUR per annum (excluding VAT) which cannot be terminated or performed within its terms within one (1) year after the date on which it is entered into;

(xi)	no Target Company enters into a contract in respect of a new on-site plant where such contract is likely to involve capital expenditures in excess of ten million (10,000,000) EUR;

(xii)	no Target Company participates in a tender for an onsite plant which is likely to involve capital expenditure in excess of thirty million (30,000,000) EUR except where Purchaser has been allowed to review and provide comments on such tender in advance of its submission;

(xiii)	no Target Company enters into any guarantee, indemnity or other agreement to secure any obligation of a third party, including any member of Seller's Group (other than another Target Company);

(xiv)
no Target Company (i) institutes or settles any litigation where that action is likely to result in a payment to or by a Target Company of two million (2,000,000) EUR or more (except for collection in the ordinary course of trading debts) (ii) settles an insurance claim in excess of two million (2,000,000) EUR materially below the amount claimed;

(xv)
in connection with the Properties, no Target Company (i) terminates or serves any notice to terminate, surrenders or accepts any surrender of any lease, tenancy or licence; or (ii) enters into or prolongs the term of any lease, tenancy or licence by more than twelve (12) months, in each case which is material for the Business;

(xvi)
no Target Company enters into or modifies materially any agreement with any Key Employee, including any off-cycle increase or amendment of salaries, benefits, bonus payment or other remuneration and on-cycle increases of more than 3% per annum as well as the termination of employment by termination notice or termination agreement;

(xvii)
no Target Company: (x) assigns or otherwise transfers any Business Intellectual Property; or (y) except as required by applicable law or in accordance with the ordinary course of business, grants, modifies, agrees to terminate or permit the lapse of, or enters into any licence, agreement or arrangement concerning any Business Intellectual Property;

(xviii)
no Target Company other than in the ordinary course of business makes any change to its accounting practices or policies, except as required by applicable law or applicable generally accepted accounting principles; and

(xix)	no Target Company or Controlled JVCo changes its place of Tax residence.

(c)
For the purposes of applying a reference to a monetary threshold expressed in EUR with respect to clause 16.1, an amount in a different currency shall be deemed to be an amount in EUR translated at the Exchange Rate at the relevant date on which the respective action is taken.

2.	Regulatory Permits

Seller shall, and shall procure that the relevant Local Seller and the relevant Target Company will, between the date of this Agreement and the Closing Date (i) apply, upon Purchaser's reasonable request and at Purchaser's Cost, for any regulatory permit, licence or authorisation ("Regulatory Permit") for the relevant Target Company (or any amendment of existing Regulatory Permits) which it does not already have and is required for the Target Company to carry on the Business in a manner consistent with past practice and use reasonable endeavours to obtain such Regulatory Permit prior to Closing and, (ii) in case (i) cannot be completed by Closing, agree with Purchaser upon appropriate transitional arrangements to be entered into by the relevant member of Seller's Group and the relevant Target Company for a transition period between Closing and the date the required Regulatory Permit will have been obtained, such agreement not to be unreasonably withheld or delayed.

3.	Insurance
From the date of this Agreement until (and including) the Closing Date, members of Seller's Group shall and shall procure that the Target Companies ensure that all material policies of insurance maintained by them in respect of the Business continue in full force and effect and Seller shall procure (i) that all insurance premiums under such policies are paid when due, (ii) that the terms or coverage of any such insurance policies are not altered and (iii) that no actions are taken or omitted that would entitle any of the insurers under any such insurance policies to refuse indemnity in relation to particular claims in whole or in part.
Upon Closing, all insurance cover arranged in relation to the Business by Seller's Group, other than insurance cover held by the Target Companies with a third party and being unrelated to group insurance policies arranged by Seller's Group, shall cease and no member of Purchaser Group shall make any claim under any such policies in relation to insured events arising after Closing. Seller and any members of Seller's Group shall be entitled to make arrangements with its insurers to reflect this clause.

4.	Finalising Transaction Documents

(a)
The Parties acknowledge and agree that whilst the main body of each of the Transitional Services Agreement, Product Supply Agreement and IP Covenant Agreement are in Agreed Form, as at the date of this Agreement certain schedules and riders to these documents are not in Agreed Form.

(b)
Seller and Purchaser agree to use their reasonable endeavours to (i) negotiate, agree and finalise the NoxBox Agreement and the Storage Agreements; (ii) agree the final form of the schedules referred to in paragraph (a) above and Schedule 3; and (iii) reach agreement in respect of any other Agreed Form document that the Parties have not finally concluded as at the date of this Agreement, in each case prior to Closing.

5.	Clean-ups regarding Conversion of DivestCo 2
Without undue delay after the date hereof and in any event prior to the Closing Date, Seller shall use reasonable endeavours to procure that (i) article 2.5.2 of the notarial deed no. 1407/2018 of notary Brücker in Düsseldorf regarding the change of legal form of DivestCo 2 is corrected by the notary to reflect that Praxair Seller 2 subscribed to 4,999,999 shares in DivestCo 2 and (ii) article 3 of the articles of association of DivestCo 2 currently filed with the German commercial register is amended to reflect the identity of both original shareholders of DivestCo 2 as well as the number of shares originally subscribed to by each shareholder. Seller shall further use reasonable endeavours to procure that the corrected notarial deed pursuant to sub-clause (i) and a duly notarised copy of the articles of association pursuant to sub-clause (ii) are promptly filed with the commercial register kept at the local court of Düsseldorf.

6.	Rivoira Share Swap
Seller shall use reasonable endeavours to obtain a written waiver as soon as practicable from each of the shareholders of each of (i) IGAT - Industria Gas Tecnici S.p.A. and (ii) Chemgas S.r.l., pursuant to which such shareholders irrevocably waive their respective pre-emptive rights in connection with the Rivoira Share Swap. Seller shall provide Purchaser with a copy of each such waiver as soon as practicable after it has been obtained. Each Party shall cooperate reasonably and in good faith with the other Party to obtain such waivers. Seller shall also use reasonable endeavours to take all necessary steps to obtain all relevant merger clearance approvals.

17.	Post-Closing Covenants

1.	Access to Information of Target Companies
For the longer of (i) the retention period under applicable laws and (ii) the period of seven (7) years following the Closing Date, Purchaser shall procure that:

(a)
The Target Companies shall provide, subject to applicable laws, Seller and Local Sellers (at Seller's or Local Sellers' Cost) with reasonable access during Working Hours to (and the right to take copies of) the books and accounts and all other data held by them after Closing to the extent that they relate to the Business, or Seller's Group business (if any), in the period up to

Closing and are required for formal third party investigations and reviews such as tax or regulatory investigations or for preparation of accounts or in connection with third party proceedings or in connection with any Claim or Tax Claim ("Records").

(b)
The members of Purchaser Group shall (at Seller's Cost) also give such assistance to any member of Seller's Group as Seller may reasonably request in relation to any third party proceedings by or against any member of Seller's Group so far as they relate to the Business, including proceedings relating to employees' claims or Taxes. No member of Purchaser Group shall be under the obligation to become a party to such proceedings.

In the event of any conflict or inconsistency between this clause 17.1 and clause 13.8 (Co-operation on Tax Matters), the provisions of clause 13.8 shall prevail.

2.	Access to Information of Seller
For the longer of (i) the retention period under applicable laws and (ii) the period of seven (7) years following the Closing Date, Seller shall procure that:

(a)
The members of Seller's Group shall provide, subject to applicable laws, Purchaser with reasonable access during Working Hours to (and the right to take copies of) the books and accounts and all other data held by them after Closing to the extent that they relate to the Business in the period up to Closing and are required for formal third party investigations and reviews such as Tax or regulatory investigations or for preparation of accounts or Tax Returns or in connection with third party proceedings ("Seller's Records").

(b)
The members of Seller's Group shall (at Purchaser's Cost) also give such assistance to any Target Company as Purchaser may reasonably request in relation to any third party proceedings by or against any Target Company so far as they relate to the Business in the period up to Closing, including proceedings relating to employees' claims or Taxes. No member of Seller's Group shall be under the obligation to become a party to such proceedings.

3.	Cooperation
Each of the Parties shall for no additional consideration or payment execute (or procure the execution of) such further documents and take such further action as may be required by law or be necessary to implement and give effect to this Agreement.

18.	PLC Guarantee

PLC hereby unconditionally and irrevocably guarantees as of the completion of the Business Combination to Purchaser by means of an independent guarantee promise the full, due and timely performance and observance of any and all obligations of Seller and Local Sellers under this Agreement or the Transaction Documents (each, a "Guaranteed Obligation" and together, the "Guaranteed Obligations") ("PLC Guarantee").
The PLC Guarantee shall not be affected by any act, omission, matter or thing which, but for this clause 18, would reduce, release or prejudice any of the Guaranteed Obligations under this clause 18 (without limitation and whether or not known to it or Purchaser).
If any payment by Seller or any discharge given by Purchaser is avoided or reduced as a result of insolvency or any similar event, the liability of Seller and PLC shall continue as if the payment, discharge, avoidance or reduction had not occurred and Purchaser shall be entitled to recover the value or amount of that security or payment.
Provided that the liability of PLC shall under no circumstances exceed that of Seller under the terms of this Agreement or the other Transaction Documents, whenever Seller does not pay any amount when due under or in connection with the Guaranteed Obligations, if the due date for Seller's obligation has passed for more than fifteen (15) Business Days and Purchaser's claim has not been settled by Seller, PLC shall, within five (5) Business Days of receipt of a written request from Purchaser pay that amount, provided that the only remedy of Purchaser under the PLC Guarantee shall be the payment of sums due under the Agreement or damages for breach of contract.
The consideration for the Guaranteed Obligations shall be the payment in cash by Purchaser to PLC of an amount equal to EUR 1.00, receipt of which is hereby acknowledged by PLC.

19.	Conflict with other Agreements

1.	Conflict
If there is any conflict between the terms of this Agreement and any other Transaction Document, this Agreement shall prevail (as between the Parties to this Agreement and as between any members of Seller's Group and any members of Purchaser Group) unless (i) such other Transaction Document expressly states that it overrides this Agreement in the relevant respect and (ii) Seller and Purchaser are either also parties to that other Transaction Document or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

2.	No Conflicting Claims

Without prejudice to clause 19.1, Purchaser undertakes that no claim shall be made by any member of Purchaser Group or by any Target Company or JVCo against any member of Seller's Group under any of the Local Transfer Agreements for breach of any warranty, representation, undertaking, covenant or indemnity relating to the sale of any of the Target Companies or JVCos other than those which are required to implement the transfer of those DivestCo Shares which are to be transferred on the basis of the relevant Local Transfer Agreement. Should, nevertheless, such claims be made, Purchaser shall indemnify and hold harmless the relevant member of Seller's Group in respect of any claims, actions, proceedings, losses and Costs arising in respect of the same.

20.	Responsibility after Closing

1.	Assumption of Responsibility
Except for claims of Purchaser or any other member of Purchaser Group against Seller or PLC arising under this Agreement or the Transaction Documents, Purchaser shall and shall procure that each member of Purchaser Group, including from the Closing Date the Target Companies: (i) to the extent permitted under applicable law, waives (with effect from Closing or thereafter as soon as permitted under applicable law), and (ii) abstains from pursuing (in each case) any claim against any member of Seller's Group and Seller's Representatives in connection with the Business before Closing, unless such claim is based on fraud. Nothing in this clause 20 shall limit Purchaser's right to assert any claims or obligations against Seller expressly provided for under another provision of this Agreement in which case this clause 20 shall not apply.

2.	Indemnification of Members of Seller's Group and Seller's Representatives
If, after Closing has taken place, any member of Seller's Group or any Seller's Representative is held liable for any claims, actions, proceedings, losses and Costs:

(a)	of any Target Company;

(b)	as a result of Seller's or other members of Seller's Group's shareholding or ownership interest in any Target Company; or

(c)	any claims relating to Inter-Company Payables and Inter-Company Receivables,
then Purchaser shall indemnify and hold harmless each member of Seller's Group and any Seller's Representative in respect of any claims, actions, proceedings, losses and Costs arising in respect of the same. Nothing in this clause 20.2 shall limit Purchaser's right to assert any claims or obligations against Seller, including Warranty Claims, expressly provided for under another provision of this Agreement.

21.	Announcements, Confidentiality

1.	Announcements
No Party (nor any of their respective Affiliates) shall make any external public announcement or issue any external circular in connection with the occurrence of the Transaction or the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of Purchaser or Seller, as the case may be (such approval not to be unreasonably withheld or delayed). The Parties will cooperate and act in good faith to align their communications to employees, customers and suppliers of the Business in relation to the Transaction.
The restriction in this clause 21.1 shall not apply to the extent that the announcement or circular is required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the Party making the announcement or issuing the circular shall use its reasonable endeavours to consult with the other Parties in advance as to its form, content and timing.

2.	Confidentiality

(a)
The confidentiality agreement concluded between Seller, Linde and Purchaser as of 6 March 2018 (the "Confidentiality Agreement") shall remain in full force and effect in accordance with its terms. If there is a conflict between the terms of the Confidentiality Agreement and the terms of this Agreement, the provisions of this Agreement shall prevail.

(b)
Subject to clauses 21.2(d) and 21.2(e), Seller shall (and shall procure that each member of Seller's Group, and, in respect of the period up to the Closing, each Target Company, and each such person's advisers and connected persons, shall) and Purchaser shall (and shall procure that each member of Purchaser Group, including, in respect of the period from the Closing, each Target Company, and each such person's advisers and connected persons, shall) keep confidential the provisions and subject matter of, and the negotiations relating to, each Transaction Document.

(c)	Purchaser:

(i)
shall, and shall procure that each other member of Purchaser Group for the time being shall, keep confidential all information provided to it by or on behalf of Seller or otherwise obtained by it in connection with this Agreement which relates to Seller or any other member of Seller's Group; and

(ii)
shall procure that, if after Closing any Target Company holds confidential information relating to Seller or any other member of Seller's Group, that Target Company shall after Closing keep that information confidential and, shall upon request return that information to Seller or destroy it without retaining copies to the extent technically feasible.

(d)	Nothing in clauses 21.2(b) or 21.2(c) prevents any confidential information being disclosed:

(i)	where such confidential information disclosed comprises only information set out in an announcement in the Agreed Form;

(ii)	with the written approval of the other Parties; or

(iii)
to the extent required by law, by any stock exchange or any regulatory or supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law, but if a person is so required to disclose any confidential information, the relevant party shall promptly notify the other Parties, where practicable and lawful to do so, before the disclosure occurs (as the case may be) and shall co-operate with the other Parties regarding the timing and content of such disclosure (as the case may be) or any action which the other parties may reasonably elect to take to challenge the validity of such requirement.

(e)	Nothing in clauses 21.2(b) or 21.2(c) prevents any confidential information being disclosed to the extent:

(i)	required to enable any person to enforce its rights under any Transaction Document or for the purpose of any judicial proceedings;

(ii)	that the information is disclosed on a strictly confidential basis by a person to its professional advisers, auditors or bankers;

(iii)
that the information is disclosed by Seller on a strictly confidential and need to know basis to another member of Seller's Group or by Purchaser on a strictly confidential and need to know basis to another member of Purchaser Group; or

(iv)
that the information is in or comes into the public domain except through breach of the provisions of this Agreement or through breach of any other duty of confidentiality relating to that information.

(f)
Seller shall implement, or shall procure the implementation by each member of Seller's Group of, all necessary measures to ensure that, after the Closing Date, neither Seller nor any member of Seller's Group obtains any customer information used in the Business and that any such customer information obtained by Seller or any member of Seller's Group before the Closing Date is, as soon as reasonably practicable but, in any event, within ninety (90) calendar days of the Closing Date destroyed (to the extent technically feasible) by Seller and members of Seller's Group without retaining copies, provided that Seller and members of Seller's Group shall be entitled to retain such customer information which is required to be kept by law or regulation.

(g)
Seller undertakes to procure that the customer information referred to in paragraph (f) above will not, from Closing, be accessible to employees of Seller or members of Seller's Group working in sales, marketing, products, customer relations, research and development or pricing.

22.	Non-Solicit

1.	Seller's Non-Solicit Undertaking
Seller agrees and undertakes that between the date of this Agreement and Closing and, further, for a subsequent period of two (2) years from the Closing Date it will not, and will procure that no member of Seller's Group will (for as long as it is a member of Seller's Group) offer employment to, enter into a contract for the services of, or attempt to entice away any Key Employee.

2.	Purchaser Non-Solicit Undertaking
Purchaser agrees and undertakes that between the date of this Agreement and Closing and, further, for a subsequent period of two (2) years from the Closing Date it will not, and will procure that no member of Purchaser Group will (for as long as it is a member of Purchaser Group) offer employment to, enter into a contract for the services of, or attempt to entice away any persons who are then employees of Seller or any member of Seller's Group and with whom Purchaser or Purchaser's Representatives have come in contact in the course of analysing or negotiating the Transaction.

3.	Exemptions
Nothing in this clause 22 shall prevent any member of Seller's Group or Purchaser Group, respectively, from offering to employ, entering into a contract for the services or attempting to entice any person away where such employee has not been approached by or on behalf of any member of Seller's Group or Purchaser Group, as applicable, but has responded to a public advertisement open to employees' generally which has not been drawn to that employee's attention by or on behalf of Seller's Group or Purchaser Group, as applicable.

23.	Notices, Agent for Service of Process

1.	Notices
Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax, registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or courier or (ii) at the time of transmission if delivered by fax provided that in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.
From the date of this Agreement until Closing, notices delivered in accordance with clause 16.1(a) (and only for the purposes of clause 16.1(a)) may be delivered by Email, the applicable Email addresses (for those purposes only) are set out below.
The addresses and fax numbers of the Parties for the purpose of clause 23 are:

(a)	If to Praxair, to:
Praxair, Inc.
10 Riverview Dr.
Danbury, CT 06810
United States of America
Attention: General Counsel
Fax: +1 (203) 837 2515
Email: guillermo_bichara@praxair.com
with a copy (which shall not constitute notice) to:
Linde AG
Klosterhofstraße 1
80331 Munich
Germany
Attention: Head of M&A
Fax: + 49 89 35757-1255
Email: christian.ortenburg@linde.com

Attention: Head of Group Legal and Compliance
Fax: +49 89 35757-1475
Email: christoph.hammerl@linde.com

(b)	If to PLC, to:
Linde Public Limited Company
The Priestley Centre
10 Priestley Road, The Surrey Research Park
Guildford, Surrey GU2 7XY
United Kingdom
Attention: Company Secretary
Fax: +44 1483 505211
Email: andrew.brackfield@boc.com
Rick_Steinseifer@praxair.com

with a copy (which shall not constitute notice) to:

Linde AG
Klosterhofstraße 1
80331 Munich
Germany
Attention: Head of M&A
Fax: + 49 89 35757-1255
Email: christian.ortenburg@linde.com
Attention: Head of Group Legal and Compliance
Fax: +49 89 35757-1475
Email: christoph.hammerl@linde.com
and to Praxair (as per clauses 23.1 (a)).

(c)	If to Purchaser, to:
Taiyo Nippon Sanso Corporation
Attention: Tsutomu Moroishi
Corporate Officer/Executive GM - Global Operations

1-3-26 Koyama
Shinagawa-ku, Tokyo 142-8558 Japan
Fax: +81 3 6866 1878
Email: tsutomu.moroishi@tn-sanso.co.jp
with a copy (which shall not constitute notice) to:
Matheson Tri-Gas, Inc.
Attention: Stephen Stroud
150 Allen Road
Basking Ridge NJ 07920
United States of America
Fax: +1 908 604 1470
Email: sstroud@mathesongas.com

2.	Service of Process Agent for Purchaser
Purchaser shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement and any other Transaction Document. Such agent shall initially be Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX, England. Any claim form, judgment or other notice of legal process shall be sufficiently served on Purchaser if delivered to such agent at its address for the time being. Purchaser undertakes not to revoke the authority without giving at least ten (10) Business Days' notice in writing to Seller of such proposed revocation and to appoint another such agent with an address in England upon such revocation. If, for any reason, Seller reasonably requests Purchaser to do so, it shall promptly appoint another such agent with an address in England and advise Seller. If, following such a request, Purchaser fails to appoint another agent; Seller shall be entitled to appoint one on behalf of Purchaser at the expense of Purchaser.

3.	Service of Process Agent for Seller
Seller shall at all times maintain an agent for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement and any other Transaction Document. Such agent shall initially be Linde Public Limited Company at The Priestley Centre, 10 Priestley Road, Surrey Research Park, Guildford, Surrey, GU2 7XY, England. Any claim form, judgment or other notice of legal process shall be sufficiently served on Seller if delivered to such agent at its address for the time being. Seller undertakes not to revoke the authority without giving at least ten (10) Business Days' notice in writing to Purchaser of such proposed revocation and to appoint another such agent with an address in England upon such revocation. If, for any reason, Purchaser reasonably requests Seller to do so, it shall promptly appoint another such agent with an address in England and advise Purchaser. If, following such a request, Seller fails to appoint another agent, Purchaser shall be entitled to appoint one on behalf of Seller at the expense of Seller.

24.	Whole Agreement, Remedies

1.	Whole Agreement
This Agreement and the other Transaction Documents contain the whole agreement between the Parties relating to the transactions contemplated by this Agreement and the other Transaction Documents and supersede all previous agreements (whether oral or written) between the Parties relating to these transactions, other than the Confidentiality Agreement.

2.	Remedies
It is agreed between the Parties that:

(a)
no Party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of any other Party or Parties (or any of the members of Seller's Group or Seller's Representatives or members of Purchaser Group or Purchaser's Representatives (as the case may be)) in relation to the Transaction which is not expressly set out in this Agreement or any other Transaction Document;

(b)
in entering into this Agreement and the Transaction Documents, Purchaser has not relied and is not relying upon any express or implied representation, statement, assurance, or warranty whether oral or written of any person (whether Party to this Agreement or not) other than the Warranties or as expressly set out in the Transaction Documents and neither the members of Seller's Group, nor Seller's Representatives have given or made any express or implied representation, warranty, statement, assurance or undertaking in relation to the Target Companies, JVCos, or Target Companies' or JVCos' businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of its business, the effectiveness or the success of any operations, other than as expressly set out in the Warranties;

(c)
any terms or conditions implied by law in any jurisdiction in relation to the Transaction (including any right under common law, tort, statute (including under the Misrepresentation Act 1967), equity, or otherwise) are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right, or remedies in relation to them are irrevocably waived;

(d)
except for any liability in respect of a breach of this Agreement or any other Transaction Document, no Party (or any of the members of Seller's Group or Seller's Representatives or members of Purchaser Group or Purchaser's Representatives (as the case may be)) shall owe any duty of care or have any liability in tort or otherwise to any other Party or Parties (or any of the members of Seller's Group or Seller's Representatives or members of Purchaser Group or Purchaser's Representatives (as the case may be)) in relation to the Transaction;

(e)
the only right or remedy of a relevant Party in relation to the Transaction, any provision of this Agreement or any other Transaction Document shall be, unless specifically stated otherwise herein, be for breach of this Agreement or the relevant Transaction Document;

(f)
no member of Seller's Group, nor Seller's Representatives (having only a right but not an obligation to make certain disclosures hereunder) have given or made any representation or warranty as to the accuracy or completeness of the Disclosure Letter, the contents of the Data Room, any management presentations, any management accounts or financial statements (other than the Combined Carve Out Financial Statements), any financial fact book, tax fact book, legal fact book, environmental fact book, information memorandum and any other information, or of the forecasts, estimates, projections, statements of intent or statements of opinion provided to Purchaser or Purchaser's Representatives on or prior to the date of this Agreement, including anything contained in or derived from any of the foregoing;

provided that nothing in this clause shall exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation by a Party.
Each Party agrees to the terms of this clause 24.2 on its own behalf and as agent for each of the members of Seller's Group and Seller's Representatives or members of Purchaser Group and Purchaser's Representatives (as the case may be).

25.	Miscellaneous

1.	Costs

(a)
Except as otherwise provided in this Agreement or any other Transaction Document, each Party shall be responsible for its own Costs (including those of its Affiliates) incurred in connection with the Transaction.

(b)
Seller shall bear all fees of Governmental Entities in relation to obtaining the BCA Clearance Condition, and Purchaser shall bear all fees of Governmental Entities in relation to obtaining the SPA Clearance Condition, whereas each Party shall bear its own Costs incurred with these proceedings.

(c)
Except as otherwise provided for in this Agreement or any other Transaction Document, Purchaser shall bear all notarisation fees, stamp duties and similar transfer Taxes and any fees of courts or Governmental Entities or regulatory authorities with respect to notifications, filings or regulatory proceedings arising in respect of the purchase of the DivestCo Shares pursuant to this Agreement.

2.	Assignment
Unless Seller and Purchaser agree in writing, no party shall assign, transfer or charge all or any of its rights under this Agreement or under any Transaction Document nor grant, declare, create or dispose of any right or interest in it.
Purchaser shall be permitted to assign, transfer or charge all but not less than all of its rights under this Agreement to a bank or financing institution as required solely for the purposes of debt financing the Transaction.
Any purported assignment in contravention of this clause 25.2 shall be void.

3.	Contract (Rights of Third Parties) Act 1999
Except as otherwise expressly stated in this Agreement, a person who is not a Party to this Agreement may not enforce any of its terms under the Contract (Rights of Third Parties) Act 1999.

4.	Waivers, Rights and Remedies
Except as expressly provided in this Agreement, no failure or delay by any party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

5.	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

6.	Variations
No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to it.

26.	Invalidity
Each of the provisions of this Agreement and the Transaction Documents is severable. If any provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the Parties shall use all reasonable endeavours to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

27.	Governing Law, Jurisdiction

1.	Governing Law
This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by English law.

2.	Arbitration
Subject to the expert determination provisions set out in this Agreement, any dispute (including claims for set-off and counterclaims) arising out of or in connection with this Agreement, including disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement and (ii) any non-contractual obligations arising out of or in connection with this Agreement, which cannot be amicably resolved between the Parties within thirty (30) Business Days, or such further period as the Parties agree in writing, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one arbitrator agreed upon by the Parties or, in case such agreement cannot be achieved within ten (10) Business Days, by three arbitrators whereby the claimant or claimants together, and respondent or respondents together, shall each be entitled to nominate one arbitrator, the third arbitrator being appointed by the two-party-nominated arbitrators. The seat of the arbitration proceedings shall be London, United Kingdom. The language of the arbitration shall be English. The decision of the arbitrator (or of the tribunal, as the case may be) shall be final and binding upon the Parties. No Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents which are relevant to the dispute.

3.	Interim Relief
Clause 27.2 shall be without prejudice to the right of any Party to apply to the English courts to seek interim relief, at any time before and after the arbitrator (or of the tribunal as the case may be) has been appointed, up until when the arbitrator (or of the tribunal as the case may be) has made its final award, to prevent the continuation of an actual breach or a threatened breach of this Agreement and the Parties hereby submit to the non-exclusive jurisdiction of such courts for such purposes.

DM_EU 14217623-23.048691.0020
schedule 7 - seller'S warranties

1.	Corporate Authorisations, No-Breach, Incorporation, Seller's Group and Shares

(a)
Seller has obtained and as of the Closing Date each Local Seller will have obtained all corporate authorisations (other than to the extent relevant to the Closing Conditions) required to empower it to enter into and perform its obligations under this Agreement and any other Transaction Document, where failure to obtain them would adversely affect its ability to enter into or perform its obligations thereunder.

(b)
As of the Closing Date, Seller will have obtained all governmental, statutory and regulatory authorisations required to empower it to perform its obligations under this Agreement and any other Transaction Document, where failure to obtain them would adversely affect its ability to perform its obligations thereunder.

(c)
Entry into and performance by each member of Seller's Group of this Agreement and/or any Transaction Document to which it is a party will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents.

(d)
Subject to fulfilment of the Closing Conditions, entry into and performance by each member of Seller's Group of this Agreement and/or any Transaction Document to which it is a party will not result in a breach of any laws or regulations or of any order, decree or judgment of any court or any Governmental Entity or regulatory authority, where (in either case) the breach would adversely affect its ability to enter into or perform its obligations under this Agreement and any other Transaction Document.

(e)
This Agreement and each of the other Transaction Documents to which Seller is or will be party will, when executed, constitute legal, valid and binding obligations of Seller in accordance with their terms.

(f)	The particulars relating to all Target Companies and JVCos in Schedule 1 will as of the Closing Date be true and accurate in all respects.

(g)
Seller, each Local Seller, each Target Company and each JVCo is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and has full power to conduct its business as conducted at the date of this Agreement.

(h)	Seller has made available in the Data Room copies of the constitutional documents of each of the Target Companies and JVCos, and no action has been taken to amend any of them.

(i)	Seller will at Closing be entitled to transfer (or procure the transfer of) the DivestCo Shares on the terms of this Agreement.

(j)
The DivestCo Shares constitute the whole of the paid-up share capital of the DivestCos, and the shares in the DivestCo Subsidiaries held by the DivestCos constitute the whole of the paid-up share capital of the DivestCo Subsidiaries. All the DivestCo Shares and the shares in the DivestCo Subsidiaries are fully paid and free of additional payment obligations, and each Local Seller will at Closing be the sole legal and beneficial owner of the number of shares in the capital of the relevant Target Company and the relevant JVCo set out for it in Schedule 1 free from any Third Party Rights.

(k)
No member of Seller's Group nor any of the Target Companies or Controlled JVCos has entered into any agreement whereby any person (other than a Target Company or a Controlled JVCo) has the right to call for the issue of any share or loan capital in any Target Company or Controlled JVCo.

(l)	Other than as set out in Schedule 1, no Target Company or Controlled JVCo holds any ownership interests in any other legal entity.

2.	Financial Matters

(a)
The Combined Carve Out Financial Statements were prepared in accordance with the requirements of all relevant laws and US-GAAP then in force and applied on a consistent basis throughout the period involved save as disclosed therein and, subject to the basis of preparation and the assumptions made therein to reflect the separation of the respective business, present fairly, in all material respects, the combined carve-out financial position of the respective Target Companies as of the date to which they relate, and the respective

Target Companies' combined carve-out financial performance and such companies' combined carve-out cash flows for the periods to which they relate.

(b)	From 31 March 2018 until the date of this Agreement and except for Permitted Actions:

(i)	each Target Company has carried on business in the ordinary course;

(ii)	there has been no material adverse change in the financial or trading position of any Target Company;

(iii)	except for any dividends or distributions provided for in the Combined Carve Out Financial Statements, no Target Company has declared, paid or made any dividend or other distribution;

(iv)	no Target Company has repaid, repurchased or reduced any of its issued share capital;

(v)	no share or loan capital has been issued or agreed to be issued by a Target Company; and

(vi)
other than in the ordinary course of business: (A) no capital commitment has been entered or agreed to be entered into by a Target Company to spend monies in excess of five million (5,000,000) EUR (in respect of each individual commitment) and (B) no Target Company has acquired or disposed of or agreed to acquire or dispose of any fixed asset with a value in excess of five million (5,000,000) EUR.

(c)
The statutory books of each Target Company as well as other material books and records relating to the Business have been maintained in all material respects in accordance with laws of the relevant jurisdiction.

3.	Financial Debt
No Target Company owes any Financial Debt to any person outside Seller's Group or has any loan agreements and other loan commitments including bonds (with the exception of customary extensions of the due date of trade receivables or payables agreed in the ordinary course of business and of inter-company agreements to be terminated prior to or at Closing) exceeding five million (5,000,000) EUR, in each case, other than (i) Financial Debt owing pursuant to agreements or instruments, details of which are set out in the Data Room, (ii) Financial Debt which will be repaid on or before the Financial Closing Date or (iii) Financial Debt reflected in the Closing Statement and reducing the Final Purchase Price.

4.	Licences and Permits
Each Target Company currently holds all public licences and permits which are material for its business and required for carrying on its business in the places and in the manner in which it is carried on at the date of this Agreement. To Seller's Knowledge, there are no circumstances which indicate that any public licence or permit, which is material to the Business, will or is likely to be revoked or not renewed, in the ordinary course of events (other than as a result of the Transaction or any of the Transaction Documents or otherwise).

5.	Compliance with Law

(a)
Each Target Company and each Controlled JVCo has, in the last three (3) years prior to the date of this Agreement conducted and is continuing to conduct its respective business in material compliance with all applicable laws and regulations, including Data Protection Legislation and, to Seller's Knowledge, no matter, event or circumstance exists which might lead to a Target Company or Controlled JVCo failing to materially comply with all applicable laws and regulations, including Data Protection Legislation.

(b)
There has in the last three (3) years prior to the date of this Agreement been no material default by any Target Company or Controlled JVCo under any order, decree or judgment of any court or any Governmental Entity or regulatory authority in the jurisdiction in which it is incorporated which applies to the Business.

(c)
Each Target Company or Controlled JVCo has conducted its business and corporate affairs in all material respects in accordance with its memorandum and articles of association, by-laws or other equivalent constitutional documents.

6.	Special Regulatory Matters

(a)	No Controlled JVCo has engaged in any activity or conduct that has resulted or will result in a material breach of:

(i)	any applicable laws relating to money laundering and the combat of terrorism financing;

(ii)	any Anti-Corruption Laws; or

(iii)	any applicable laws relating to economic or trade sanctions.

(b)
No Target Company nor, to Seller's Knowledge any of their respective directors, officers, employees or other persons for whom they could be liable nor any other person acting on a Target Company's behalf has engaged in any activity or conduct that has resulted or will result in a material breach of:

(i)	any applicable laws relating to money laundering and the combat of terrorism financing;

(ii)	any Anti-Corruption Laws; or

(iii)	any applicable laws relating to economic or trade sanctions.

(c)	Target Companies have in place a monitoring and compliance system to ensure compliance with the relevant laws and regulations set out in paragraph 1.6(b)(i) through (b)(iii).

7.	Material Assets

(a)
Target Companies own or are entitled, or will at Closing own or be entitled, except for Permitted Encumbrances, to use all the respective material assets reflected in the Combined Carve Out Financial Statements prepared as of 31 March 2018 other than those disposed of or replaced in the ordinary course of business, and such material assets are all of the material assets required to carry on the Business as currently conducted.

(b)
The material assets of the Business are, except for Permitted Encumbrances, in the possession or under the control of the respective Target Companies (save where in the possession or under the control of a third party in the normal course of business).

(c)
All material plant, machinery and equipment used by a Target Company for the Business are in a good state of repair (subject to normal wear and tear) and can be efficiently and properly used for the purposes for which they were acquired or retained other than where the foregoing was not the case, it would not have a material adverse impact on the Business as a whole.

(d)
The material assets of the Target Companies, together with the services and assets to be provided under the Transitional Services Agreement comprise all the material assets and services that are sufficient to operate the Business substantially in the manner in which it was operated in the twelve (12) months prior to the Closing Date.

8.	Insurances
The Data Room contains a summary of the insurance agreements in place on the date hereof maintained by or covering each Target Company. All corresponding premiums have been duly paid when due, to the extent required to maintain the insurance coverage under said insurance agreements and said insurance agreements are in full force and effect and, to Seller's Knowledge, no circumstances exist which can be reasonably expected to lead to the insurers avoiding any liability under them. No individual or related claims under the insurance agreements for amounts in excess of one million (1,000,000) EUR are outstanding and to Seller's Knowledge, no circumstances exist which can be reasonably expected to give rise to a claim under any of the insurance agreements.

9.	Contractual Matters

(a)
There are no material unremedied breaches by Target Companies of Material Agreements or, to Seller's Knowledge, by the counterparties to the Material Agreements and, to Seller's Knowledge, all Material Agreements are in full force and effect.

(b)
No Material Agreement contains terms, whereby as a direct result of the entry into and performance of this Agreement or any other Transaction Documents, (x) any other party will be entitled to be relieved of any material obligation or become entitled to exercise any material right (including any termination or pre-emption right or other option) or (y) any Target Company will be in material default.

(c)
During the 12 (twelve) months preceding the date of this Agreement, no major customer or supplier to any Target Company and/or to the Business has given written notice to any Target Company of its intention to take any action that would adversely impact its ongoing commercial relationship with the Target Company which written notice shall not include termination of agreements in the ordinary course of business or at the end of a term of an agreement.

10.	Litigation and Investigations

(a)
No Target Company is involved, as a party in any civil, criminal or administrative litigation, arbitration or administrative proceedings or any other dispute resolution process and to Seller's Knowledge, no such proceedings have been threatened in writing by or against a Target Company, where the proceedings (if successful) are likely to result in a Cost, benefit or value to the Business of ten million (10,000,000) EUR or more ("Material Litigation"). To Seller's Knowledge, there is no matter, event or circumstance which can reasonably be expected to give rise to any Material Litigation.

(b)
No Target Company has received written notice in the two (2) years prior to the date of this Agreement or is to, Seller's Knowledge, otherwise aware of any current or pending material investigation by a Governmental Entity concerning any Target Company or any person for whom it would be liable.

11.	Insolvency

(a)
Neither Seller, nor Local Seller or any Target Company or Controlled JVCo is insolvent or bankrupt under the laws of its respective jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or entered into any arrangement (whether by court process or otherwise) with their creditors or any class of its creditors.

(b)
Neither Seller, nor Local Seller or any Target Company or Controlled JVCo has received any written notice concerning or is otherwise aware of the appointment of an administrator or a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in the relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertakings of the Business.

(c)
No order has been made and no resolution has been passed for the winding-up of Seller, any Local Seller or any Target Company or Controlled JVCo and, to Seller's Knowledge, no petition has been presented for that purpose.

12.	IP/IT/Data Protection

(a)
The Target Companies own or have licensed to them or may legally use all material Intellectual Property Rights necessary to carry on the Business as currently carried on ("Business Intellectual Property"). The licences of Intellectual Property Rights granted to, or by, any Target Company are (other than licenses to rights in computer software which are not material to the Business) Disclosed in the Data Room. To Seller's Knowledge, the Business Intellectual Property has not been and is not being violated by any third party.

(b)
To Seller's Knowledge, there is no actual, pending or threatened action or proceeding or other dispute resolution process regarding the validity, subsistence or enforceability of the Business Intellectual Property that is material to the Business.

(c)
To Seller's Knowledge, in the two (2) years prior to the date of this Agreement, Target Companies have not violated and do not violate third parties' Intellectual Property Rights by the production, marketing, sale or distribution of their current products or by any other actions in the conduct of the Business as currently carried on.

(d)
All licences (other than off-the-shelf licenses) and leases relating to the material IT Systems being available to the Business after Closing have been Disclosed in the Data Room, unless such IT Systems are only licensed or leased after the date of this Agreement.

13.	Real Estate

(a)	Details in respect of the Properties are contained in the Data Room.

(b)	A Target Company has valid legal title or a right to use each of the Properties and there is no Third Party Right in or over or affecting any of the owned Properties.

(c)
Each Target Company in which title to a Property is vested has performed, observed and/or complied with (as the case may be) all covenants (whether in relation to freehold or leasehold land), conditions, agreements, statutory requirements, planning consents, by-laws, orders and regulations affecting such Property where failure to do so would be material to the Target Company and no written notice of any breach of any of these matters has been received.

14.	Environmental Matters

(a)
(i) No Target Company or Controlled JVCo is in material breach of any Environmental Laws relating to the operations carried on at any Property owned or used by any Target Company in relation to the Business, nor is there any pollution or contamination of the

Environment on, in or migrating from any Property, which is reasonably likely to give rise to material liability of any Target Company, and (ii) there are no material claims or proceedings pending or threatened in writing against any Target Company with respect to any breach of Environmental Laws relating to the Business and/or the Properties.

(b)
Each Target Company has all requisite Environmental Licences necessary to carry on its business as currently carried on (all of which are valid and subsisting) and no Target Company has received written notice that it is materially in default under any Environmental Licence. To Seller's Knowledge, no events have occurred as a result of which any Environmental Licence may be revoked or suspended (in whole or in part) or any material conditions may be imposed on any Target Company.

(c)	No Target Company is engaged in any material litigation, arbitration or administrative proceedings concerning any Environmental Law or Environmental Matter.

15.	Employment

(a)
The Disclosure Letter contains an anonymised, true and accurate list of the Employees employed by each Target Company. Such list provides information in respect of material remuneration entitlements such as salary, bonus, profit participation or other variable remuneration elements, and stock options, stock appreciation rights or similar rights, as well as pensions and the country or territory in which they usually work. Except as set out in such list, no obligations of the Target Companies exist to increase and/or amend any Employee's salary, benefits, bonus payment or other remuneration by more than 5% per annum.

(b)	The Disclosure Letter contains copies of the contracts of employment as well as any material amendment agreements or side letters to those contracts of employment, if any for all Key Employees.

(c)
Neither the Target Companies nor, to Seller's Knowledge, the Key Employees are in material breach of the contracts referred to in paragraph 1.15(b) of this Schedule 7 and all Target Companies have, in all material respects, on the due date and in compliance with applicable law, paid any sums which have become due and payable in respect of Employees, including in relation to their pension and benefit arrangements.

(d)
The Data Room contains template copies of the standard terms and conditions of employment typically applicable to Employees of the relevant Target Companies. The principal terms and conditions of the contracts of employment of the Employees do not materially deviate from said standard terms and conditions contained in the Data Room.

(e)	No Key Employee has given or received notice of termination of his/her employment or has entered into a termination agreement with any of the Target Companies.

(f)
No offer of employment has been made by a relevant Target Company to an individual who would be entitled to a fixed salary of greater than one hundred and fifty thousand (150,000) EUR if such offer were accepted, which has not yet been accepted or which has been accepted but where the employment has not yet started.

(g)
No Key Employee is entitled to any bonus payments by any of the Target Companies as a result of the consummation of this Agreement, and no Key Employee has received an offer of employment or offer to otherwise enter into a contract for their services from any member of Seller's Group, Seller's Representatives or Representatives of any member of Seller's Group (for as long as it is a member of Seller's Group).

(h)	The Data Room contains a complete list of all deferred and variable remuneration schemes in which the Employees participate as at the date of this Agreement.

(i)
The Data Room contains complete copies of all material collective agreements (other than those entered into by the relevant employer's association or binding on any Target Company by operation of law) with trade unions, worker's councils or similar organisations or bodies of employee representatives to which any relevant Target Company is bound, which provide for material payment obligations of a Target Company or impose any restriction as to the future closure of plants or other restructurings affecting the workforce, in particular, there are no reconciliation of interest agreements or social plans beyond what is in the Data Room.

(j)
No Target Company is experiencing (i) any strike or lockout of its employees or (ii) any dispute with any union, workers' council or other body of employee representatives pending before any court, Governmental Entity or arbitrator which relates to an alleged material breach of any of the agreements described in paragraph 1.15(i) or to any labour relations or employment matters of a general and significant nature (including mass lay-offs or unfair labour practices).

(k)
No Target Company is bound by any pension or retirement plan or commitment which obligates it to pay any pension or retirement (including early retirement) benefit to any of its current or former employees (other than any defined contribution plans and employer's contributions to statutory pension schemes), except for the pension or retirement plans or commitments copies of which are contained in the Data Room. All such applicable pension plans currently materially comply with their governing documents and have been duly funded as far as necessary under applicable law.

16.	Finders' Fee
No Target Company has any obligation or liability to pay any fee or commission to any broker, finder or agent with respect to this Agreement and the consummation of the transactions contemplated hereby.

17.	Tax Warranties

(a)
The information provided in the Tax Fact Book is true and accurate in all material respects and is not misleading in any material respect and, with regard to contingency reserves, audits and examinations, is still true and accurate as of the Financial Closing Date.

(b)	All Tax Returns required to have been filed by each Target Company have been filed on time. Such Tax Returns are true and accurate in all material respects.

(c)	All Taxes which are or have been due and owing by each Target Company (whether or not shown on any Tax Return) have been paid on time.

(d)
The Combined Carve Out Financial Statements contain any provision, reserve or allowance in respect of Tax required by all relevant laws and US-GAAP to have been contained therein and present fairly, in all material respects, the Tax position of the Target Companies as of the date to which they relate. If all relevant facts now known to Seller, Target Companies and/or their auditors had been known by Target Companies and their auditors when the Combined Carve Out Financial Statements were prepared, any provision, reserve or allowance in respect of Tax that would have been shown in the Combined Carve Out Financial Statements in those circumstances would have been the same as the provision, reserve or allowance which was in fact shown therein.

(a)
Each Target Company is and has at all times been resident for Tax purposes in its place of incorporation and is not and has not at any time been treated as resident in any other jurisdiction for any Tax purposes. No Target Company is subject to Tax in any jurisdiction other than its place of incorporation other than Disclosed by Seller in the Tax Fact Book.

(b)
No Target Company is involved in any current dispute or action with a Tax Authority or is or has in the last five years been the subject of any investigation, enquiry, audit or non-routine visit by any Tax Authority other than Disclosed by Seller in the Tax Fact Book. Seller is not aware that in relation to any of the Target Companies an investigation, enquiry, audit or non-routine visit by any Tax Authority is planned.

(c)
No Tax Authority has operated or agreed to operate any special arrangements (being an arrangement which is not based on relevant legislation or any published practice) in relation to any Target Company's Tax affairs.

(d)	There are no encumbrances for Taxes upon the assets of any Target Company.

(e)	No Target Company is a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement other than as described in the Tax Fact Book.

(f)
No Target Company is a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income Tax purposes other than as described in the Tax Fact Book.

DM_EU 14217623-23.048691.0020
schedule 8 - remedies and limitations

1.	General Remedy

(a)
Subject to paragraph (b) below, the only remedy of Purchaser in respect of a Claim shall be damages for breach of contract and in respect of a Warranty Claim shall be damages for breach of the Warranties.

(b)
Purchaser shall not be prohibited from seeking specific performance or other similar equitable relief in respect of the obligations contained in clause 2.1 of this Agreement if: (i) the Business Combination has completed; and (ii) Purchaser is ready and able to perform its obligations pursuant to clause 10 of this Agreement.

2.	Specific Limitations
Neither Purchaser nor any other member of Purchaser Group shall be entitled to claim for any:

(a)	punitive, special, exemplary, incidental, indirect or consequential losses or damages;

(b)	loss of goodwill or possible business after Closing, whether actual or prospective;

(c)	pure economic loss;

(d)	penalties, charges or interest arising directly or indirectly from any act, transaction or omission of Purchaser or any other member of Purchaser Group after Closing; and

(e)
legal or other professional fees, costs and expenses unless reasonably and properly incurred and evidenced, provided that this paragraph (e) shall not apply in respect of any claim made by Purchaser pursuant to clause 12 (Seller's Indemnities) or clause 13.1 (Taxes) of this Agreement.

Any Claims shall be calculated on a pro rata-basis which reflects, as the case may be on a look through basis, the percentage of the direct or indirect ownership in the respective Target Company or JVCo as it is acquired by Purchaser under this Agreement.

3.	Knowledge
Seller shall not be liable in respect of any Warranty Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Warranty Claim:

(a)
has been fairly disclosed to Purchaser or any of Purchaser's Representatives in the Disclosure Letter or any document or other information in the Data Room on or before the date of this Agreement in sufficient detail to enable a reasonable purchaser to identify and make a reasonably informed assessment of the nature of the fact, matter or circumstance so disclosed ("Disclosed"); or

(b)	is within the actual knowledge of the following specified Purchaser's Representatives at the date hereof ("Known"): Scott Kallman, Steve Foster, Stephen Stroud, John Molnar and Ron Wettig.

4.	Reserves in Accounts
Seller shall not be liable for any Claim to the extent that the fact, matter, event or circumstance giving rise to the Claim is reflected in, provided for, reserved for or accrued in the Combined Carve Out Financial Statements or is provided for, reserved for, accrued for or otherwise property taken into account in the Closing Statement or any Adjustment Payments.

5.	Recovery
Seller shall not be liable in respect of any Claim to the extent that the amount of such Claim is recoverable, directly or indirectly, by Purchaser under a policy of insurance in force for the benefit of Purchaser, other members of Purchaser Group or any Target Company or JVCo, provided that for the purposes of enabling Purchaser to establish whether a relevant Claim is recoverable, the time limitations in paragraph 14 of this Schedule 8, will be suspended for a period not to exceed eighteen (18) months in respect of the relevant Claim in order to determine the recoverability of the relevant Claim.

6.	Legislative Changes

Seller shall not be liable in respect of any Claim if and to the extent such Claim arises or is increased as a result of a change in law or any change in interpretation of law on the basis of case law, regulation, directive, requirement or any change or changes to any published administrative practice of any government, governmental department, agency or regulatory body (whether relating to rates or imposition of Tax or otherwise) made after the date hereof irrespective of whether any of the aforementioned changes were formally announced prior to or at the date hereof or not.

7.	No Double Recovery
If and whenever a specific loss gives rise to more than one Claim (or to a Claim and a Tax Claim), Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity in respect of the same specific loss to the extent already recovered or received by Purchaser.

8.	Accounting, and Business Changes
Seller shall not be liable in respect of any Claim if and to the extent such Claim arises or is increased as a result of:

(a)
any change after Closing of the date to which any Target Company or JVCo prepares its accounts or in the bases, methods, principles or policies or accounting of any Target Company or JVCo other than a change which is required because such bases, methods, principles or policies of accounting as at the date of Closing are materially not in accordance with applicable law or any published accounting practice or principle then current; or

(b)	a cessation, or any change in the nature or conduct, of any trade carried on by any Target Company or JVCo at Closing, being a cessation or change occurring on or after Closing.

9.	Contingent Liabilities
If any Warranty Claim is based upon a liability which is contingent only, Seller shall not be liable to make any payment unless such contingent liability ceases to be contingent and becomes an actual obligation to make a payment within six (6) months of the relevant time periods set out in paragraph 14 of this Schedule 8 and Purchaser, within those six (6) months, notifies Seller that such Warranty Claim has ceased to be contingent. If legal proceedings have not been validly served upon the respective defendant within six (6) months of the date on which Purchaser notified Seller that the Warranty Claim ceased to be contingent, the Warranty Claim shall be deemed withdrawn and shall become fully barred and unenforceable.

10.	Cure of Breach
If a breach of a Warranty is capable of remedy by Seller, Purchaser shall only be entitled to monetary compensation in respect of such breach if it gives Seller written notice of the breach and the breach is not remedied by Seller within ten (10) Business Days after the date on which such notice is served on Seller. Without prejudice to its duty to mitigate any loss, Purchaser shall (or shall procure that any relevant member of Purchaser Group shall) provide all reasonable assistance to Seller at Seller's Cost to remedy any such breach.

11.	Mitigation
Seller shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased as a result of any voluntary act, omission or transaction carried out by Purchaser on or before Closing or by any member of Seller's Group or any Target Company or JVCo at the direction, with the consent of, or at the request of Purchaser or any other member of Purchaser Group, or any act, omission or transaction of Purchaser of any other member of Purchaser Group after Closing, in each case, where Purchaser was aware or ought reasonably to have been aware that such direction or request may cause Seller to be liable.
Nothing in this Agreement shall be deemed to relieve Purchaser from any common law duty to mitigate any loss or damage incurred by it as a result of any Warranty being untrue or inaccurate.

12.	Thresholds
Seller shall not be liable for any Warranty Claim and/or Tax Claim (as applicable):

(a)
unless the amount of the liability pursuant to that Warranty Claim exceeds an amount of one million (1,000,000) EUR (provided that all Warranty Claims arising from a series of connected acts, transactions or events or arising from or relating to any extent to the same or similar facts or circumstances shall be deemed to be aggregated and taken together and, so aggregated and taken together, shall be treated as a single Warranty Claim, solely for the purposes of this sub-paragraph 12(a));

(b)
unless the amount of the liability pursuant to that Tax Claim exceeds an amount of fifty thousand (50,000) EUR (provided that all Tax Claims arising from a series of connected acts, transactions or events or arising from or relating to any extent to the same or similar facts or circumstances shall be deemed to be aggregated and taken together and, so aggregated and taken together, shall be treated as a single Tax Claim, solely for the purposes of this sub-paragraph 12(b)); and

(c)
unless and to the extent the aggregate amount of the liability of Seller for all Warranty Claims not excluded by sub-paragraphs (a) and (b) exceeds thirty million (30,000,000) EUR (in which case Purchaser shall be entitled to claim only the amount in excess of ten million (10,000,000) EUR).

This paragraph 12 of this Schedule 8 shall not apply to any Fundamental Warranty Claims.

13.	Maximum Liability

(a)	The aggregate amount of the liability of Seller for all Warranty Claims (other than Fundamental Warranty Claims) shall not exceed an amount equal to 20% of the Final Purchase Price.

(b)
Without prejudice to sub-paragraph 13(a) above, the aggregate amount of the liability of Seller for all Claims and Tax Claims (other than Tax Claims pursuant to clause 13.1(b)) under or in connection with this Agreement (including Fundamental Warranty Claims shall not exceed the Final Purchase Price (including any amounts paid by Seller to Purchaser for any other Claims or Tax Claims other than Tax Claims pursuant to clause 13.1(b) under this Agreement).

(c)
Any amounts paid by Seller pursuant to a Claim or Tax Claim and subsequently paid or repaid to, or set off or otherwise applied or taken into account for the benefit of, Seller pursuant to clause 13.3 (Tax Refunds), clause 13.4 (Overprovisions), clause 13.5 (Tax Covenant of Purchaser: Reverse Tax Indemnification) or paragraph 18 of this Schedule (Recovery from Third Parties) shall be disregarded to the extent of such payment, repayment, set-off, application or benefit for the purposes of paragraph 13(b).

14.	Time Limitations
Seller shall not be liable for any Warranty Claim unless Seller receives from Purchaser written notice as soon as reasonably practicable after Purchaser (or any member of Purchaser Group) becomes aware of any matter which gives rise to a Warranty Claim, such notice providing details known at the time of the relevant facts of the Warranty Claim and Purchaser's estimate (on a without prejudice basis) of the amount of the Warranty Claim, within:

(a)	two (2) years of the Closing Date, in respect of Warranty Claims (other than Fundamental Warranty Claims, Environmental Warranty Claims and Tax Warranty Claims); and

(b)	three (3) years of the Closing Date, in respect of Fundamental Warranty Claims;

(c)	five (5) years of the Closing Date, in respect of Environmental Warranty Claims; and

(d)	seven (7) years of the Closing Date, in respect of Tax Warranty Claims.
Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn and shall become fully barred and unenforceable unless legal proceedings have been validly served upon the respective defendant within six (6) months of the date on which notice of the Claim has been given by Purchaser to Seller in accordance with this paragraph 14.

15.	Exchange Rate
For the purposes of applying a reference to a monetary threshold expressed in EUR with respect to a Claim or claim of Seller under clause 13 an amount in a different currency shall be deemed to be an amount in EUR translated at the date before the day of receipt of the relevant notice by Seller or Purchaser (as the case may be).

16.	Adjustment of Purchase Price
Any payments to be made by Seller under this Agreement with respect to Warranty Claims or Tax Claims shall be considered, to the extent possible, an adjustment to the Final Purchase Price and shall be made on the basis set out in clause 6. For the avoidance of doubt, nothing in this paragraph 16 shall be treated as limiting the amount of any Claim or Tax Claim.

17.	Third Party Claims

1.
If a Warranty Claim arises as a result of, or in connection with, a liability or alleged liability of a Target Company to a third party (a "Third Party Claim"), then Seller may, at any time before any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Claim or the Third Party Claim is otherwise disposed of, give notice to Purchaser that Seller elects to assume the conduct of any dispute, compromise, defence or appeal or the Third Party Claim and of any incidental negotiations on the following terms:

(a)
Seller shall indemnify Purchaser and all Designated Purchasers and each relevant Target Company against all Costs and liabilities which they may incur in taking any such action as Seller may request pursuant to sub-paragraphs (b) and (c) below;

(b)	subject to the requirement to maintain privilege, Purchaser shall procure that each relevant Target Company makes available to Seller such persons during Working Hours and all such information as Seller may reasonably request for assessing, contesting, disputing, defending, appealing or compromising the Third Party Claim;

(c)
Purchaser shall procure that each relevant Target Company takes such action to assess, contest, dispute, defend, appeal or compromise the Third Party Claim as Seller may request and does not make any admission of liability, agreement, settlement or compromise in relation to the Third Party Claim without the prior written approval of Seller, such approval not to be unreasonably withheld or delayed; and

(d)
Seller shall keep Purchaser informed of the progress of the Third Party Claim and provide Purchaser with copies of all relevant documents and such other information in its possession as may be requested by Purchaser (acting reasonably).

Neither Purchaser nor any member of Purchaser Group shall be required to take any action (or cease to take any action) under this clause 17.1 where Purchaser reasonably considers that taking any such action (or ceasing to take any such action) may directly have a material adverse effect on the business of Purchaser or other members of Purchaser Group.

2.
If a Warranty Claim arises as a result of, or in connection with a Third Party Claim, Purchaser shall, until the earlier of such time as Seller shall give any notice as contemplated by paragraph 17.1 and such time as any final compromise, agreement, expert determination or non-appealable decision of a court or tribunal of competent jurisdiction is made in respect of the Third Party Claim or the Third Party Claim is otherwise finally disposed of:

(a)
procure that each relevant Target Company consults with Seller, and takes account of the requirements of Seller, in relation to the conduct of any dispute, defence, compromise or appeal or the Third Party Claim;

(b)
subject to the requirement to maintain privilege, keep, or procure that each relevant Target Company keeps, Seller promptly informed of the progress of the Third Party Claim and provide, or procure that each relevant Target Company provides Seller with copies of all relevant documents and such other information in Purchaser's or Target Company’s possession as may be requested by Seller (acting reasonably); and

(c)
procure that no relevant Target Company shall cease to defend the Third Party Claim or make any admission of liability, agreement or compromise in relation to the Third Party Claim without the prior written consent of Seller not to be unreasonably withheld or delayed.

3.	Nothing in this paragraph 17 shall require the provision by any person of any information to the extent such provision would contravene any applicable law or regulation or would breach any duty of confidentiality owed to any third party. If any information is provided by any person (the "Provider") to any other person (the "Recipient") pursuant to this paragraph 17:

(a)	that information shall only be used by the Recipient in connection with the Third Party Claim and clause 21.2 shall in all other respects apply to that information; and

(b)	to the extent that information is privileged:

(i)	no privilege shall be waived by reason of or as a result of its being provided to the Recipient; and

(ii)
if a third party requests disclosure by the Recipient in relation to that information, if the Recipient is Seller or Purchaser, the Recipient shall or, if the Recipient is a Target Company, Purchaser shall procure that the Recipient shall promptly notify the Provider and, to the extent it can do so, itself assert privilege in opposition to that disclosure request.

18.	Recovery from third parties
If:

(a)	Seller makes a payment in respect of a Claim or a Tax Claim (the "Damages Payment");

(b)
at any time after the making of such payment any Target Company or Purchaser received any sum other than from Seller or any Tax Authority which would not have been received but for the matter or circumstances giving rise to that Claim or Tax Claim (the "Third Party Sum");

(c)	the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and

(d)
the aggregate of the Third Party Sum and the Damages Payment (in both cases, less any Costs reasonably incurred by any member of Purchaser Group in recovering the same, to the extent not reimbursed by Seller, and any Tax suffered by any member of Purchaser Group in respect of the recovery of the same) exceeds the amount required to compensate Purchaser in full for the loss or liability which gave rise to the Claim or Tax Claim in question (such excess being the "Excess Recovery")

Purchaser shall, promptly following receipt of the Third Party Sum by it or the relevant Target Company, repay to Seller an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment.

Signed for and on behalf of        )
PRAXAIR, INC.            )    /s/ Stephen F. Angel
) ……………………………………………
By:    Stephen F. Angel              Authorised Signatory

Title:    Chairman, CEO & President

Signed for and on behalf of        )
TAIYO NIPPON            )
SANSO CORPORATION        )    /s/ Yujiro Ichihara
) ……………………………………………
By:    Yujiro Ichihara             Authorised Signatory

Title:    President CEO

Signed for and on behalf of        )
LINDE PLC                )    /s/ C.J. Cossins
) ……………………………………………
By:    C.J. Cossins                 Authorised Signatory

Title:    Director